UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2008

Commission file number 001-14540

DEUTSCHE TELEKOM AG

(Translation of registrant’s name into English)

Friedrich-Ebert-Allee 140

53113 Bonn

Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐             No  ☒

This report is deemed submitted and not filed pursuant to the rules and regulations of the Securities and Exchange Commission.

Q1
08

Interim Group Report

January 1 to March 31, 2008

Deutsche Telekom at a glance.

At a glance

		Q1 2008 millions of €	Q1 2007 millions of €	Change %	FY 2007 millions of €
Net revenue		14,978	15,453	(3.1)	62,516
Domestic		7,254	7,793	(6.9)	30,694
International		7,724	7,660	0.8	31,822
EBIT (profit from operations)		2,298	1,795	28.0	5,286
Special factors affecting EBIT[a]		269	(139)	n.a.	(2,801)
Adjusted EBIT[a]		2,029	1,934	4.9	8,087
Adjusted EBIT margin[a] (%)		13.5	12.5		12.9
Profit (loss) from financial activities		(678)	(749)	9.5	(2,834)
Profit before income taxes		1,620	1,046	54.9	2,452
Depreciation, amortization and impairment losses		(2,657)	(2,748)	3.3	(11,611)
EBITDA[b]		4,955	4,543	9.1	16,897
Special factors affecting EBITDA[a,b]		269	(139)	n.a.	(2,429)
Adjusted EBITDA[a,b]		4,686	4,682	0.1	19,326
Adjusted EBITDA margin[a],b (%)		31.3	30.3		30.9
Net profit		924	459	n.a.	569
Special factors[a]		174	(104)	n.a.	(2,434)
Adjusted net profit[a]		750	563	33.2	3,003
Earnings per share/ADS[c] basic/diluted (€)		0.21	0.11	90.9	0.13
Cash capex[d]		(1,792)	(2,023)	11.4	(8,015)
Net cash from operating activities		3,331	2,065	61.3	13,714
Free cash flow (before dividend payments)		1,629	520	n.a.	6,581
Equity ratio[e] (%)		34.8	35.6		34.7
Net debt[f]		35,894	39,090	(8.2)	37,236

	Mar. 31, 2008	Dec. 31, 2007	Change Mar. 31, 2008/ Dec. 31, 2007%	Mar. 31, 2007	Change Mar. 31, 2008/ Mar. 31, 2007%
Number of employees at balance sheet date
Deutsche Telekom Group	237,757	241,426	(1.5)	247,125	(3.8)
Non-civil servants	202,586	205,867	(1.6)	207,163	(2.2)
Civil servants	35,171	35,559	(1.1)	39,962	(12.0)

Number of fixed-network and mobile customers
Fixed-network lines[g] (millions)	35.9	36.6	(1.9)	38.3	(6.3)
Broadband lines[h] (millions)	14.4	13.9	3.6	12.2	18.0
Mobile customers[i] (millions)	123.1	120.8	1.9	112.4	9.5

a	For a detailed explanation of the special factors affecting EBIT, adjusted EBIT, the adjusted EBIT margin, and the special factors affecting EBITDA, adjusted EBITDA, the adjusted EBITDA margin and special factors affecting net profit/loss after income taxes and the adjusted net profit, please refer to “Reconciliation of pro forma figures,” page 72 et seq.
b	Deutsche Telekom defines EBITDA as profit/loss from operations excluding depreciation, amortization and impairment losses.
c	One ADS (American Depositary Share) corresponds to one ordinary share of Deutsche Telekom AG.
d	Investments in property, plant and equipment, and intangible assets (excluding goodwill) as shown in the cash flow statement. In the first quarter of 2007 and in the full year 2007 these include investments totaling EUR 112 million for parts of Centrica PLC taken over by T-Systems UK in connection with an asset deal.
e	Based on shareholders‘ equity excluding amounts earmarked for dividend payments, which are treated as current liabilities.
f	For detailed information and calculations, please refer to “Reconciliation of pro forma figures,” page 77.
g	Fixed-network lines in operation. Telephone lines excluding internal use and public telecommunications, including wholesale services.
h	Broadband lines in operation, including Germany and Eastern Europe. The prior-year figures were adjusted to reflect the deconsolidation of T-Online France S.A.S. and T-Online Spain S.A.U.
i	Number of customers of the fully consolidated mobile communications companies of the Mobile Communications Europe (including Virgin Mobile) and Mobile Communications USA segments. Orange Nederland and SunCom customers were also included in the historic customer base.

2 | 3

Contents.

Developments in the Group.

•	Net revenue for the first quarter of 2008 was EUR 15.0 billion compared to EUR 15.5 billion for the first quarter of 2007.

•

Domestic net revenue was EUR 7.3 billion after EUR 7.8 billion in the prior-year quarter while due to negative exchange rate effects first-quarter international revenue remained at the same level as in the prior year at EUR 7.7 billion.

•

Group EBITDA increased by 9.1 percent from EUR 4.5 billion to EUR 5.0 billion. Group EBITDA adjusted for special factors[1] in the first quarter of 2008 increased year-on-year by 0.1 percent to EUR 4.7 billion.

•

Net profit increased year-on-year by EUR 0.5 billion to EUR 0.9 billion. Net profit adjusted for special factors [1] amounted to EUR 0.8 billion compared with EUR 0.6 billion for the first quarter of 2007.

•	Free cash flow[2] before dividend payments increased to EUR 1.6 billion compared with EUR 0.5 billion in the first quarter of 2007.

•	Net debt[3] decreased by EUR 1.3 billion compared with the end of 2007 from EUR 37.2 billion to EUR 35.9 billion.

Development of the operating segments in the first quarter of 2008:

•	The number of mobile customers[4] rose by 1.9 percent compared with the end of 2007 from 120.8 million to a total of 123.1 million.

•

The number of broadband lines rose by 0.5 million compared with the end of 2007, reaching a total of 14.4 million. The number of fixed lines in the Broadband/Fixed Network segment was 35.9 million compared with 36.6 million as of December 31, 2007.

•	The Business Customers operating segment maintained its position as one of Europe’s leading ICT providers.

Its cross-border business with customers outside Germany grew by 3 percent.

1	For a detailed explanation of the special factors affecting EBITDA, adjusted EBITDA, and special factors affecting net profit/loss after income taxes and the adjusted net profit, please refer to “Reconciliation of pro forma figures,” page 72 et seq.
2	For calculation and more detailed explanation of the changed definition of free cash flow, please refer to “Reconciliation of pro forma figures,” page 76.
3	For detailed information, please refer to “Reconciliation of pro forma figures,” page 77.
4	Organic customer growth is reported for better comparability: Orange Nederland and SunCom customers were also included in the historic customer base.

T-Share price performance	4 | 5

T-Share price performance.

Performance of the T-Share Jan. 2 – Mar. 31, 2008

	Mar. 31, 2008	Mar. 31, 2007	Dec. 31, 2007
Xetra closing prices (€)
Exchange price at the balance sheet date	10.55	12.38	15.02
High (during the preceding quarter)	15.55	14.75	15.28
Low (during the preceding quarter)	10.48	12.18	12.18

Weighting of the T-Share in major stock indexes
DAX 30 (%)	4.6	4.8	5.3
Dow Jones Europe STOXX Telecommunications© (%)	8.5	9.1	9.4
Market capitalization (billions of €)	46.2	54.0	65.5
Shares issued (millions)	4,361.29	4,361.18	4,361.12

Stock markets around the globe continued to lose ground in the first quarter of 2008. Overall, the stock market indices suffered substantial losses. The international stock exchanges were dominated by two major issues: increasing concerns surrounding the U.S. economy and continuing problems that dragged down the credit markets and the financial sector as a result of the real estate crisis. Substantial interest rate cuts in the United States and large injections of liquidity by the central banks only managed to temporarily alleviate market concerns, failing to lift the indices on a sustainable basis. Toward the end of the first quarter of 2008, the continued fall of the U.S. dollar culminated in a euro/U.S. dollar exchange rate of 1.59 – a new all-time high for the European single currency. Over the quarter, the DAX decreased by 19 percent; the Dow Jones Europe STOXX 50 closed down 18.1 percent.

European telecommunications stocks, which comfortably outperformed the rest of the market in the last quarter of 2007 and in January 2008, were unable to hold onto recent gains in the subsequent months. The reasons primarily included weaker business figures and outlook forecasts from the likes of TeliaSonera, Telenor, Telecom Italia and Telekom Austria as well as announcements of higher capex. The Dow Jones Europe STOXX Telecommunications© sector index lost 22.8 percent in the first quarter.

The T-Share recorded its quarterly high of EUR 15.55 on January 9, 2008. As the market continued to move into negative territory, the share came under substantial pressure, posting its three-month low of EUR 10.48 on March 20, 2008. The downward trend was fueled predominantly by market fears that the operating business of T-Mobile USA could come under pressure through the significantly weaker U.S. economy, as well as fears surrounding further losses of customers and revenue in the fixed-network business in Germany due to the introduction of naked DSL on April 1, 2008. Over the quarter, the Deutsche Telekom share lost 29.8 percent, closing at EUR 10.55 on March 31, 2008.

Corporate governance	6 | 7

Corporate governance.

In the most recent Declaration of Conformity released on December 6, 2007 pursuant to § 161 of the German Stock Corporation Act, the Board of Management and Supervisory Board of Deutsche Telekom AG declared that Deutsche Telekom AG had complied with the recommendations of the Government Commission for a German Corporate Governance Code, published by the Federal Ministry of Justice in the official section of the electronic Federal Gazette (Bundesanzeiger) on July 20, 2007, without exception. The full text of the Declaration of Conformity can be found on the Deutsche Telekom website (www.telekom.com) under Investor Relations in the Corporate Governance section.

Deutsche Telekom AG shares are listed as American Depositary Shares (ADSs) on the New York Stock Exchange (NYSE). As a result, Deutsche Telekom is subject to NYSE listing rules as well as to U.S. capital market legislation, in particular the Sarbanes-Oxley Act of 2002 and associated regulations of the Securities and Exchange Commission (SEC) for listed foreign entities. A general summary of the main differences between German corporate governance rules and those of the NYSE that apply to listed companies is included in Deutsche Telekom’s Annual Report on Form 20-F for the 2007 financial year, which is available on the Deutsche Telekom website (www.telekom.com) under Investor Relations in the Publications section. This summary can also be found on the Deutsche Telekom website (www.telekom.com) under Investor Relations in the Corporate Governance section.

Interim Group management report.

Highlights.

Events in the first quarter of 2008.

Group

Ongoing staff restructuring to secure the future.

•

Socially responsible staff downsizing in Germany continues to be based on the utilization of existing staff-related measures. A total of approximately 30,700 employees have left the Group since the beginning of 2006 by making voluntary use of the measures of the 32,000 Program, natural attrition or divestiture of business units with around 4,200 employees leaving in the first quarter of 2008 alone. Staff restructuring in the first quarter of 2008 was predominantly driven by the disposal of Vivento business models. Approximately 1,600 employees left the Group when the operations of Vivento Technical Services GmbH were transferred to Nokia Siemens Networks effective January 1, 2008 as part of a strategic partnership. Approximately 400 employees of Vivento Customer Services GmbH took up employment with the arvato group when those operations were transferred effective March 1, 2008. In addition, Vivento is establishing a capacity management system to identify employment opportunities for Deutsche Telekom personnel outside the Group, in particular in the public sector.

•

Depending on the development of business, Deutsche Telekom is planning to hire up to 4,000 additional employees in Germany during the reporting year, which will provide a wide range of opportunities for university graduates, experienced professionals, and junior staff completing vocational training at Deutsche Telekom who are then taken on at competitive conditions. Around 1,500 new employees already joined the Group in the first quarter of 2008. The objective of creating new jobs is to enhance Deutsche Telekom’s reputation as a company offering attractive career opportunities for talented individuals and trainees while at the same time meeting the challenge of demographic changes and needs for new skills.

T-Punkt Vertriebsgesellschaft mbH signs collective wage agreement.

•

T-Punkt Vertriebsgesellschaft (TPG) started negotiations on a new collective wage agreement applicable to around 5,200 employees in the Telekom shops in the first quarter of the reporting year and concluded its collective bargaining round in March 2008. The main point of the agreement was a wage increase of 3.8 percent effective June 1, 2008 for the sixteen months to April 30, 2009. In addition, one-time payments of EUR 650 for lower salary groups and EUR 550 for higher salary groups were agreed for the first five months of 2008. This pay increase was agreed by Deutsche Telekom with a view to continuing its employment-oriented pay policy.

Interim Group management report	8 | 9

Deutsche Telekom products win over “connect” readers.

•

This year, Deutsche Telekom once again won over readers of the leading industry magazine “connect”: Deutsche Telekom again took top places in the “Networks and Products of 2008” reader awards. Seven brands and products from the Deutsche Telekom Group beat competitors and their offerings. T-Home, T-Mobile and the second brand, Congstar, were all favorites, some of which were very far ahead of competitors (connect, issue 6/2008).

Deutsche Telekom enters into a conditional purchase agreement for a 20 percent stake in Greek telecommunications company OTE.

•

In March Deutsche Telekom entered into a purchase agreement with the Marfin Investment Group (MIG) by which Deutsche Telekom will acquire just under 20 percent of the ordinary share capital of the Greek telecommunications company Hellenic Telecom (OTE) for EUR 26 per share or approximately EUR 2.5 billion in total.

The execution of this agreement is conditional upon approval of Deutsche Telekom’s Supervisory Board as well as approval from the Greek Inter-Ministerial Committee (IMC) for Deutsche Telekom to increase its stake above 20 percent Deutsche Telekom has initiated discussions with the Greek government in order to obtain IMC approval.

Mobile Communications Europe

Expanded range of mobile data services offered in Europe.

•

T-Mobile Hungary has been offering mobile broadband Internet access in 41 Hungarian cities since March 2008, supporting download speeds of up to 7.2 Mbit/s and upload speeds of 2 Mbit/s in the 3G network for more than half the population.

•

Following the introduction of the iPhone in Germany, T-Mobile Austria has also become a distributor of Apple’s iPhone. On March 14, 2008, T-Mobile Austria started selling the handset, thus creating an excellent position for itself in Austria’s extremely competitive mobile communications market.

•

T-Mobile International and ASUS, one of the best known providers of computers and communications technology, have agreed on strategic cooperation to market very attractively priced complete packages consisting of ASUS notebooks, high-speed mobile technology and low-cost rate plans. T-Mobile markets the ASUS EeePC notebook on the German market. The notebook, which is easy to use and requires no prior knowledge of computers, is spearheading a new generation of computers for the mobile Internet. T-Mobile Deutschland has been promoting the notebook since the end of March 2008 in conjunction with 300 hours of free Internet access at HotSpots of the Deutsche Telekom Group.

Mobile Communications USA

SunCom Wireless Holding, Inc. transaction closed.

•

The acquisition of the regional mobile operator SunCom Wireless Holdings, Inc. (SunCom) by T-Mobile USA, Inc. has now been completed. The acquisition was approved by the U.S. government and regulatory agencies as well as SunCom shareholders.

T-Mobile USA has thus expanded its network in the Southeastern United States, Puerto Rico and the U.S. Virgin Islands, thereby increasing its footprint in the U.S. market. SunCom was first consolidated on February 22, 2008.

T-Mobile USA honored once again by J.D. Power.

•

For the seventh time in succession, J.D. Power, the renowned American market research institute, has honored T-Mobile USA as the wireless carrier with the best customer service. More than 12,000 customers rated T-Mobile USA higher than other providers in the survey.

The half-yearly, regionally structured 2008 Wireless Call Quality Performance StudySM – Volume 1 also ranked T-Mobile highly, awarding the company first place in the Southwest of the United States (www.jdpower.com).

T-Mobile USA offers customers Internet telephony services.

•

T-Mobile USA is offering its customers in Seattle and Dallas an alternative to conventional fixed network lines. HotSpot@home Talk Forever Home Phone allows customers to connect their existing fixed-network telephone to a T-Mobile WiFi router instead of the traditional telephone socket.

Broadband/Fixed Network

Awards for Deutsche Telekom’s customer service.

•

In February 2008, TÜV Rheinland (Technical Inspection Agency) awarded the TÜV certificate to Deutsche Telekom Kundenservice GmbH with an overall rating of “good.” The criteria were reliability, friendliness and expertise. Another award was granted on March 11 to Deutsche Telekom Kundenservice GmbH at the European Business Award 2008 in Paris. The award honored leadership skills, excellent services and innovation with regard to customer orientation. First place was awarded to Deutsche Telekom Kundenservice GmbH in a comprehensive service benchmark test by the trade periodical TeleTalk that focused on the availability and service performance of the customer contact channels e-mail, call and Internet.

Interim Group management report	10 | 11

Over 15 million unique users on the T-Online portal.

•

In Germany, the T-Online.de portal took one of the top places in 2007, attracting 15.1 million unique users to its websites (Arbeitsgemeinschaft Online-Forschung (AGOF) e.V.: “internet facts” 2007-IV), as revealed by an AGOF study that was published in the first quarter of 2008. As part of the expansion of Web 2.0 mass market applications, T-Online.de started integrating seven-load’s most popular content into its own site in March 2008. sevenload is a social media platform for videos, photos and interactive webcasts.

“Load” family: Videoload now open to all Internet users.

•

Following Musicload, Gamesload and Softwareload, Videoload was added in March 2008 as a full service provider available for all Internet users. Videoload currently offers more than 2,600 different films that movie fans can either rent or, in some cases, buy from home. With more than 1 million registered users and over 11 million program downloads in the first quarter of 2008, Softwareload has become the leading German software download portal. At the beginning of 2008, the Gesellschaft für Konsumforschung consumer research organization cited Gamesload, for the second time in a row, as Germany’s leading Internet site for downloading commercial games.

Business Customers

T-Systems and Cognizant join forces for growth.

•

In March 2008, T-Systems and Cognizant established a global service alliance for systems integration. Deutsche Telekom’s Business Customers segment and the global provider of IT services are primarily targeting servicing the needs of European corporations for global system applications. The partnership brings together a U.S. service provider with strong roots in the Indian market and one of the leading European providers of systems integration. The partners are pooling their consulting business for projects locally at the customer‘s premises with offshore capacity in Asia, and will deliver globally as part of the alliance.

Royal Dutch Shell and T-Systems sign major five-year contract.

•

Royal Dutch Shell (Shell) and T-Systems have signed an agreement for the outsourcing of global computing center and storage services. The conclusion of this agreement is a milestone for the international growth strategy of the Business Customers operating segment. The outsourcing of these services is part of a broader IT infrastructure program by which Shell aims to achieve significant savings over five years. T-Systems will start to perform operational services in the second half of 2008 and will take over the infrastructure and around 900 IT employees of Shell‘s global computing centers. Shell has selected T-Systems’ forward-looking “Dynamic Systems” solution for its outsourcing requirements. IT capacity, data storage and software, predominantly SAP applications, will be billed according to the customer‘s individual needs.

Deutsche Telekom finalizes sale of Media&Broadcast.

•

Following approval by the European Commission in January 2008 of Deutsche Telekom AG’s sale of T-Systems Media&Broadcast GmbH to Télédiffusion de France, the transaction was completed by both companies. Around 1,200 employees left the Deutsche Telekom Group as part of a transfer of operations.

Old Mutual Group and T-Systems sign comprehensive outsourcing agreement.

•

In South Africa, T-Systems has won a major contract from one of the country‘s largest providers of financial services, the Old Mutual Group (OMG). Deutsche Telekom’s Business Customers segment will supply and maintain information and communication technology (ICT) for two OMG companies. The agreement with a volume in the high double-digit millions has a term of five years and requires T-Systems to identify ICT infrastructure and service synergies across the Old Mutual Group.

Interim Group management report	12 | 13

Overall economic situation/industry situation.

Global economic development

The global financial turmoil triggered by the U.S. real estate crisis and credit crunch continued to impact the global economy in early 2008. The U.S. economy significantly weakened over the past few months and is teetering on the brink of recession. Falling property prices and downward pressure on share prices ate into U.S. household wealth, causing consumer spending to slow. The U.S. Federal Reserve responded to the current financial and impending economic crisis with several large interest rate cuts, bringing down the key interest rate to 2.25 percent at March 31, 2008. Economic growth in Western Europe also stalled; the domestic housing boom ran out of steam in certain countries. The sharp rise in the euro exchange rate coupled with substantially higher consumer prices hindered growth in the eurozone economies. Prices rose by 3.5 percent in March 2008 compared with the same month a year earlier. In Germany, the economy still performed bullishly in the first few months of 2008, business sentiment indicators remained high, and the key indicators of overall economic production and demand continue to improve. Developing economies still managed to shrug off the turmoil in the financial and housing markets, posting high growth figures.

Risks

The housing market slump in the United States and the resulting global credit crunch continue to be the major downward factors for the global economy. Further liquidity crises affecting major financial institutions cannot be ruled out. A more pronounced dip in the U.S. economy resulting in a recession could translate into weak global demand. Spiraling food and energy prices have also had a destabilizing effect on global economic growth. If these prices continue to rise and, in turn, inflation rates fail to come down, global growth will also slow.

Outlook

According to a forecast from the Projektgruppe Gemein-schaftsdiagnose, a joint report by a group of leading economic research institutes in Germany, global economic growth will slow down significantly in 2008 compared with the past few years, coming in at 2.7 percent. The group forecasts 1.8-percent growth for real gross domestic product in Germany in 2008.

Telecommunications market

Market trend figures published by the Federal Network Agency in its annual report reflected a decrease in revenue in the market for telecommunications services for 2007, caused by falling prices in fixed-network and mobile communications. Likewise in the first quarter of 2008, the price index for telecommunications services declined further overall, according to the Federal Statistical Office. Compared with March 2007, the price index for fixed-network and Internet services decreased by 3.0 percent and the index for mobile communications by 2.1 percent. A similar trend can also be seen in the other Western countries.

Regulation

New statutory provisions are planned in the area of consumer protection. In future, the new provider will have to submit a written declaration of consent from the consumer before a contract can be transferred to the provider in question. This may result in higher process-related expenses, for instance when canceling lines. In addition, new price caps are to be stipulated for 0180 services, which may lead to revenue losses in the field of mobile communications in particular.

Group strategy.

The Group’s “Focus, fix and grow” strategy continues apace – Ambitious targets set for 2008.

Deutsche Telekom’s aim is to become a global leader for connected life and work. Deutsche Telekom faces disparate market and competitive scenarios. While the markets for traditional fixed-network and mobile communications are becoming increasingly saturated throughout Europe, growth in other segments continues. Particular growth areas include the broadband market, mobile Internet use, and the mobile communications market in the United States. Deutsche Telekom is meeting these challenges with its “Focus, fix and grow” strategy, which has four core areas of action:

•	Improve competitiveness in Germany and in Central and Eastern Europe

•	Grow abroad with mobile communications

•	Mobilize the Internet and the Web 2.0 trend

•	Roll out network-centric ICT

Consistent implementation of the strategy provided the basis for Deutsche Telekom’s success in the 2007 financial year. For this reason, the Company also intends to maintain the same course in 2008. To this end, Deutsche Telekom has set itself ambitious targets in its individual areas of action for the current financial year.

Improving competitiveness

Deutsche Telekom continues to drive forward its business in the broadband market in particular. In terms of mobile communications, the Company is continuing to roll out UMTS, including HSDPA and HSUPA. Deutsche Telekom is consistently expanding coverage of DSL and VDSL in the Broadband/Fixed Network segment. The existing high-speed network opens up the possibility of providing IPTV in addition to voice telephony and broadband Internet. Deutsche Telekom aims to make the marketing of Entertain packages a success in Germany in 2008. Compelling products as well as high-quality customer service will be decisive if this campaign is to succeed. For this reason, Deutsche Telekom has also set itself ambitious targets for key quality parameters across all customer contact points.

On the cost side, Deutsche Telekom also needs to further reorganize its structures in light of fierce competition. For this reason, the Save for Service program launched in 2006 continues apace. There is potential for savings of between at least EUR 4.2 and EUR 4.7 billion each year by 2010.

Interim Group management report	14 | 15

Growing abroad with mobile communications

The mobile communications business outside Germany remains the main growth engine for Deutsche Telekom. The Company expects customer figures to continue to rise significantly in this area. Various trends can be seen in the mobile communications markets from which the Group hopes to benefit – particularly growth in voice traffic through fixed-mobile substitution, the increase in data traffic, and greater WLAN use.

In addition, Deutsche Telekom is not ruling out acquisitions in the mobile industry as part of its growth strategy. This applies both to consolidation in markets where Deutsche Telekom is already present and the possibility of activities outside the Company’s current footprint. Ultimately, the intention is to leverage further economies of scale and synergies through international growth.

Mobilizing the Internet and the Web 2.0 trend

The important trends in the industry are mobile Internet access, Web 2.0, where users play an active role in influencing and shaping Internet content, and personal, social, and business networking between users. These trends represent a substantial growth opportunity for Deutsche Telekom. The Group is therefore developing products for communities, such as families, friends or interest groups. Mobile blogging and other forms of personal and social networking will also be made available everywhere via mobile communications.

Deutsche Telekom can build on already having innovative products and services in this area, for example web’n’walk which allows mobile, portal-independent use of the Internet. Currently, the web’n’walk USB stick makes it possible to upgrade a laptop, for instance, in next to no time to support high-speed mobile Internet surfing. In addition to its own innovations, the Company is looking toward partnerships with other providers to integrate popular Internet services and toward investing and entrepreneurial involvement in relevant products and concepts. T-Mobile and Yahoo! have recently started cooperating in the field of mobile search functions. With the so-called oneSearch function, T-Mobile customers receive results and answers to search queries rapidly and easily, ordered according to clearly structured categories.

The rising sales of data devices – for instance laptops or BlackBerrys – and web’n’walk-enabled cell phones will also boost mobile data revenue. Deutsche Telekom also expects to see further impetus from the Open Handset Alliance, one of whose members is Google. The Alliance is a multinational organization that aims to promote mobile device innovation and improve customer experience. The first mobile device based on this Alliance is to be launched in 2008.

Roll-out of network-centric ICT

While margins in the telecommunications sector for business customers are shrinking, the information technology (IT) market is growing. The continuing convergence of IT and telecommunications is the driving force behind the growth in network-centric ICT. This area primarily includes IP-based network services and all network-based IT services. Against this backdrop, Deutsche Telekom has been concentrating on business with large and medium-sized enterprises.

Key elements of the strategy in the Business Customers segment are a focus on network-centric ICT services and the integrated provision of IT and telecommunications services with an end-to-end service guarantee. The leading market position in certain European countries is to be expanded further.

In the field of systems integration, T-Systems has concluded a global service alliance with Cognizant. This essentially targets European corporations and will meet their demand for global systems applications service. T-Systems and Cognizant are pooling their consulting business for projects on the customer’s premises with offshore capacity in Asia, and will deliver globally as part of the alliance. The two companies are contributing to the partnership their strengths in consulting and offshore services. Consequently, key accounts in Europe and further afield will have better access to global IT services. This will significantly drive growth in the systems integration business.

Conclusion

Deutsche Telekom is consistently implementing its “Focus, fix and grow” strategy within the four areas of action to build the foundation for a successful 2008 financial year.

Interim Group management report	16 | 17

Development of business in the Group.

Net revenue

Deutsche Telekom generated revenue of EUR 15.0 billion in the first quarter of 2008, a decrease of EUR 0.5 billion or 3.1 percent year-on-year. The decline was caused by a revenue decrease in the Broadband/Fixed Network and Business Customers operating segments. Exchange rate effects, especially in relation to the U.S. dollar and pound sterling, had a negative impact on net revenue of EUR 0.6 billion. In particular, this had an impact on revenue in the Mobile Communications USA operating segment, causing revenue growth on a U.S. dollar basis to be offset by negative exchange rate effects. The positive effect of the first-time consolidation of Orange Nederland and SunCom was almost entirely offset by negative effects of changes in the composition of the Group due to the deconsolidation of T-Online France, T-Online Spain, and Media&Broadcast.

The Mobile Communications Europe operating segment recorded slight net revenue growth of 1.0 percent compared with the prior-year period. The full consolidation of Orange Nederland since October 2007 had a positive effect on net revenue which was partially offset by negative exchange rate effects, especially relative to the pound sterling.

The decline in revenue in the Mobile Communications USA operating segment was the result of negative effects from the translation of U.S. dollars. On a U.S. dollar basis, segment growth was 14.1 percent. This ongoing organic growth, in particular as a result of net customer additions (net adds), and the positive effect of SunCom’s full consolidation on net revenue almost offset the negative exchange rate effect.

Revenue in the Broadband/Fixed Network operating segment decreased year-on-year by 7.7 percent mainly due to line losses, which also led to declines in call revenues. Other factors contributing to the revenue decrease include a decline in interconnection services and the price erosion in the broadband market. The revenue shortfall was only partly offset by growth in the number of DSL lines and leased unbundled local loop lines.

Revenue in the Business Customers operating segment also declined. In addition to existing price and competitive pressure in the voice and data services business and lower revenue from the Telecommunications unit, the deconsolidation of Media&Broadcast and the reassignment of ActiveBilling GmbH & Co. KG (ActiveBilling) had a negative impact on revenue in the Business Customers operating segment.

	Q1 2008 millions of €	Q1 2007 millions of €	Change millions of €	Change %	FY 2007 millions of €
Net revenue	14,978	15,453	(475)	(3.1)	62,516
Mobile Communications Europe[a]	4,992	4,944	48	1.0	20,713
Mobile Communications USA[a]	3,461	3,468	(7)	(0.2)	14,075
Broadband/Fixed Network[a]	5,382	5,832	(450)	(7.7)	22,690
Business Customers[a]	2,603	2,906	(303)	(10.4)	11,987
Group Headquarters & Shared Services[a]	884	952	(68)	(7.1)	3,868
Intersegment revenue[b]	(2,344)	(2,649)	305	11.5	(10,817)

a	Total revenue (including revenue between operating segments).
b	Elimination of revenue between operating segments.

Contribution of the operating segments to net revenue (after elimination of revenue between segments)

	Q1 2008 millions of €	Proportion of net revenue of the Group %	Q1 2007 millions of €	Proportion of net revenue of the Group %	Change millions of €	Change %	FY 2007 millions of €
Net revenue	14,978	100.0	15,453	100.0	(475)	(3.1)	62,516
Mobile Communications Europe	4,835	32.3	4,784	31.0	51	1.1	20,000
Mobile Communications USA	3,457	23.1	3,462	22.4	(5)	(0.1)	14,050
Broadband/Fixed Network	4,511	30.1	4,935	31.9	(424)	(8.6)	19,072
Business Customers	2,025	13.5	2,183	14.1	(158)	(7.2)	8,971
Group Headquarters & Shared Services	150	1.0	89	0.6	61	68.5	423

At 32.3 percent, the Mobile Communications Europe operating segment provided the largest contribution to the net revenue of the Group. The Mobile Communications Europe and Mobile Communications USA segments increased their contribution to net revenue year-on-year while the contributions by the Broadband/Fixed Network and Business Customers segments each decreased.

Breakdown of revenue by regions

The proportion of net revenue generated outside Germany in the first quarter of 2008 increased by 2.0 percentage points compared with the prior-year period to reach 51.6 percent. The reason was primarily the decrease in domestic revenue in the Broadband/Fixed Network and Business Customers operating segments.

	Q1 2008 millions of €	Q1 2007 millions of €	Change millions of €	Change %	FY 2007 millions of €
Net revenue	14,978	15,453	(475)	(3.1)	62,516
Domestic	7,254	7,793	(539)	(6.9)	30,694
International	7,724	7,660	64	0.8	31,822
Proportion generated internationally (%)	51.6	49.6			50.9
Europe (excluding Germany)	4,144	4,099	45	1.1	17,264
North America	3,460	3,475	(15)	(0.4)	14,159
Other	120	86	34	39.5	399

Interim Group management report	18 | 19

EBIT

EBIT of the Deutsche Telekom Group increased by EUR 0.5 billion year-on-year to EUR 2.3 billion. While EBIT generated by the Business Customers, Mobile Communications Europe and Mobile Communications USA operating segments improved, the Broadband/Fixed Network and Group Headquarters & Shared Services operating segments each reported a decrease.

	Q1 2008 millions of €	Q1 2007 millions of €	Change millions of €	Change %	FY 2007 millions of €
EBIT[a] in the Group	2,298	1,795	503	28.0	5,286
Mobile Communications Europe	759	607	152	25.0	2,436
Mobile Communications USA	502	459	43	9.4	2,017
Broadband/Fixed Network	909	976	(67)	(6.9)	3,250
Business Customers	479	44	435	n.a.	(323)
Group Headquarters & Shared Services	(277)	(250)	(27)	(10.8)	(1,973)
Reconciliation	(74)	(41)	(33)	(80.5)	(121)

a	EBIT is profit/loss from operations as shown in the income statement.

Profit/loss before income taxes

Profit before income taxes for the first quarter of 2008 was EUR 1.6 billion, up EUR 0.6 billion over the prior-year period. The main reason was the reduction in cost of sales and selling expenses which exceeded the revenue decline, primarily as a result of cost-saving and efficiency enhancement programs in the Group. In addition, the gain on the disposal of Media&Broadcast had a positive effect on profit before income taxes.

Net profit

Net profit increased year-on-year by EUR 0.5 billion to EUR 0.9 billion for the first quarter of 2008, mainly due to the aforementioned effects.

EBITDA

In the first quarter of 2008, EBITDA was EUR 5.0 billion, which was 9.1 percent higher than in the same period in the previous year. While EBITDA generated by the Mobile Communications Europe, Mobile Communications USA and Business Customers operating segments improved, the Broadband/Fixed Network and Group Headquarters & Shared Services operating segments each reported an EBITDA decrease.

Adjusted EBITDA

EBITDA in the first quarter of 2008 was affected by positive special factors totaling EUR 0.3 billion. Special factors primarily consisted of the gain on the disposal of Media&Broadcast in the Business Customers operating segment and expenses in connection with staff-related and other restructuring measures in the Group. Special factors of EUR 0.1 billion in the prior-year quarter had a negative effect on EBITDA, and primarily consisted of expenses in connection with the sale of the call center locations in the Group Headquarters & Shared Services operating segment, and voluntary redundancy and severance payments. EBITDA for the first quarter of 2008, adjusted for the aforementioned special factors, was EUR 4.7 billion which was the same level as last year. Most of the effects of the year-on-year decrease in net revenue were offset by enhanced efficiency, process improvements and cost cuts.

	Q1 2008 millions of €	Q1 2007 millions of €	Change millions of €	Change %	FY 2007 millions of €
Adjusted EBITDA[a]	4,686	4,682	4	0.1	19,326
Mobile Communications Europe	1,698	1,604	94	5.9	6,824
Mobile Communications USA	966	935	31	3.3	3,909
Broadband/Fixed Network	1,906	1,870	36	1.9	7,770
Business Customers	206	261	(55)	(21.1)	1,062
Group Headquarters & Shared Services	(25)	67	(92)	n.a.	(108)
Reconciliation	(65)	(55)	(10)	(18.2)	(131)

a	Deutsche Telekom defines EBITDA as profit/loss from operations excluding depreciation, amortization and impairment losses. For a detailed explanation of the special factors affecting EBITDA, adjusted EBITDA, and the adjusted EBITDA margin, please refer to “Reconciliation of pro forma figures,” page 72 et seq.

Free cash flow

At EUR 1.6 billion, free cash flow in the first quarter of 2008 increased by EUR 1.1 billion year-on-year. In addition to lower cash outflows for investments in property, plant and equipment, free cash flow benefited primarily from the change in working capital. Proceeds from the disposal of property, plant and equipment, on the other hand, were down predominantly as a result of reduced real estate sales.

Interim Group management report	20 | 21

	Q1 2008 millions of €	Q1 2007 millions of €	Change millions of €	Change %	FY 2007 millions of €
Cash generated from operations	3,768	2,543	1,225	48.2	16,169
Interest received (paid)	(437)	(478)	41	8.6	(2,455)
Net cash from operating activities	3,331	2,065	1,266	61.3	13,714
Cash outflows for investments in intangible assets (excluding goodwill) and property, plant and equipment	(1,792)	(2,023)	231	11.4	(8,015)
Free cash flow before proceeds from disposal of intangible assets (excluding goodwill) and property, plant and equipment	1,539	42	1,497	n.a.	5,699
Proceeds from disposal of intangible assets (excluding goodwill) and property, plant and equipment	90	357	(267)	(74.8)	761
Adjustment[a]	—	121	(121)	n.a.	121
Free cash flow before dividend payments[b]	1,629	520	1,109	n.a.	6,581

a	Cash outflows totaling EUR 121 million for parts of Centrica PLC taken over by T-Systems UK as part of an asset deal.
b	For detailed information and calculations, please refer to “Reconciliation of pro forma figures,” page 76.

Net debt

Compared with the end of 2007, net debt decreased from EUR 37.2 billion to EUR 35.9 billion. This was due above all to the increase in free cash flow and the proceeds from the sale of Media&Broadcast, whereas the acquisition of SunCom increased net debt.

	Mar. 31, 2008 millions of €	Dec. 31, 2007 millions of €	Change millions of €	Change %	Mar. 31, 2007 millions of €
Bonds	31,712	32,294	(582)	(1.8)	36,176
Liabilities to banks	3,936	4,260	(324)	(7.6)	3,009
Liabilities to non-banks from promissory notes	733	690	43	6.2	680
Liabilities from derivatives	1,321	977	344	35.2	571
Lease liabilities	2,100	2,139	(39)	(1.8)	2,236
Liabilities arising from ABS transactions	—	—	—	—	1,216
Other financial liabilities	451	502	(51)	(10.2)	425
Gross debt	40,253	40,862	(609)	(1.5)	44,313
Cash and cash equivalents	2,271	2,200	71	3.2	3,983
Available-for-sale/held-for-trading financial assets	112	75	37	49.3	94
Derivatives	718	433	285	65.8	350
Other financial assets	1,258	918	340	37.0	796
Net debt[a]	35,894	37,236	(1,342)	(3.6)	39,090

a	For detailed information and calculations, please refer to “Reconciliation of pro forma figures,” page 77.

Development of business in the operating segments.

Mobile Communications Europe and Mobile Communications USA.

Mobile Communications: Customer development and selected KPIs

	Mar. 31, 2008 millions	Dec. 31, 2007 millions	Change Mar. 31, 2008/ Dec. 31, 2007%	Mar. 31, 2007 millions	Change Mar. 31, 2008/ Mar. 31, 2007%
Mobile Communications Europe[a]	92.3	90.9	1.5	85.3	8.2
T-Mobile Deutschland[b]	37.1	36.0	3.1	33.0	12.4
T-Mobile UKc	17.1	17.3	(1.2)	16.7	2.4
PTC (Poland)	13.0	13.0	0.0	12.4	4.8
T-Mobile Netherlands (NL)	5.2	4.9	6.1	4.7	10.6
T-Mobile Austria (A)	3.3	3.3	0.0	3.1	6.5
T-Mobile CZ (Czech Republic)	5.3	5.3	0.0	5.1	3.9
T-Mobile Hungary	4.9	4.9	0.0	4.5	8.9
T-Mobile Croatia	2.5	2.4	4.2	2.2	13.6
T-Mobile Slovensko (Slovakia)	2.3	2.4	(4.2)	2.2	4.5
Other[d]	1.7	1.6	6.3	1.3	30.8
Mobile Communications USA[a]	30.8	29.8	3.4	27.1	13.7
Mobile customers (total)[a]	123.1	120.8	1.9	112.4	9.5

a	One mobile communications card corresponds to one customer. The total was calculated on the basis of precise figures and rounded to millions. Percentages are calculated on the basis of figures shown. Organic customer growth is reported for better comparability: Orange Nederland and SunCom customers were also included in the historic customer base.
b	As a result of court rulings against competitors, T-Mobile Deutschland changed its deactivation policy at the beginning of 2007 in favor of its prepay customers. These customers can now use their prepaid credit longer than before. Accordingly, in 2007 and the first quarter of 2008, far fewer customers were deactivated.
c	Including Virgin Mobile.
d	“Other” includes T-Mobile Macedonia and T-Mobile Crna Gora (Montenegro).

Mobile Communications Europe

The previous year’s positive customer growth in the Mobile Communications Europe segment continued in the first quarter of 2008. The highest increases compared with the end of 2007 were generated by T-Mobile Deutschland (1.1 million customers), T-Mobile Netherlands (0.3 million customers) and T-Mobile Croatia (0.1 million customers). The number of contract customers continued to rise in the first quarter of 2008. Their share as a proportion of the total customer base increased in particular at the T-Mobile companies in Austria, the Czech Republic and Poland, and at the Southeastern European companies. This success is due to the Group’s focused customer acquisition strategy – marketing calling plans with minute buckets (Relax rates), flat-rate plans, and new, attractive hardware offers in conjunction with a fixed-term contract. Strong prepay customer growth at T-Mobile Deutschland is primarily attributable to a change in the legal situation in 2007, as a result of which prepay customers can use their credit longer than before and are therefore reported as customers for longer.

Mobile Communications USA

The Mobile Communications USA operating segment maintained its strong momentum in the first quarter of 2008 with a net increase in the customer base of 2.1 million, of which organic net adds accounted for approximately 1.0 million. New contract customers accounted for almost 75 percent or 0.7 million of the net adds in the first quarter of 2008. As a result of the full consolidation of SunCom in February 2008, the customer base increased by 1.1 million. The continued success of T-Mobile USA is a reflection of successful products such as myFaves, with more than 5.5 million customers already, and FlexPay, an innovative hybrid plan that combines elements of traditional postpaid and prepaid plans. T-Mobile USA ended the first quarter of 2008 with a customer base of 30.8 million.

Interim Group management report	22 | 23

Mobile Communications Europe: Development of operations

	Q1 2008 millions of €	Q1 2007 millions of €	Change millions of €	Change %	FY 2007 millions of €
Total revenue[a]	4,992	4,944	48	1.0	20,713
of which: T-Mobile Deutschland	1,884	1,951	(67)	(3.4)	7,993
of which: T-Mobile UK	1,058	1,165	(107)	(9.2)	4,812
of which: PTC	524	446	78	17.5	1,965
of which: T-Mobile NLb	416	288	128	44.4	1,318
of which: T-Mobile A	274	310	(36)	(11.6)	1,182
of which: T-Mobile CZ	311	265	46	17.4	1,171
of which: T-Mobile Hungary	258	265	(7)	(2.6)	1,118
of which: T-Mobile Croatia	129	123	6	4.9	581
of which: T-Mobile Slovensko	128	118	10	8.5	510
of which: Other[c]	53	49	4	8.2	236
EBIT (profit from operations)	759	607	152	25.0	2.436
EBIT margin (%)	15.2	12.3			11.8
Depreciation, amortization and impairment losses	(940)	(979)	39	4.0	(4,241)
EBITDA[d]	1,699	1,586	113	7.1	6,677
Special factors affecting EBITDA[d]	1	(18)	19	n.a.	(147)
Adjusted EBITDA[d]	1,698	1,604	94	5.9	6,824
of which: T-Mobile Deutschland	692	700	(8)	(1.1)	2,938
of which: T-Mobile UK	230	224	6	2.7	1,183
of which: PTC	184	147	37	25.2	646
of which: T-Mobile NLb	62	61	1	1.6	279
of which: T-Mobile A	76	112	(36)	(32.1)	336
of which: T-Mobile CZ	158	128	30	23.4	513
of which: T-Mobile Hungary	112	110	2	1.8	475
of which: T-Mobile Croatia	53	51	2	3.9	248
of which: T-Mobile Slovensko	61	58	3	5.2	203
of which: Other[c]	24	24	—	—	116
Adjusted EBITDA margin[d] (%)	34.0	32.4			32.9
Cash capex[e]	(471)	(448)	(23)	(5.1)	(1,938)
Number of employees[f]	29,279	30,129	(850)	(2.8)	30,802

a	The amounts stated for the national companies correspond to their respective unconsolidated financial statements (single-entity financial statements adjusted for uniform group accounting policies and reporting currency) without taking into consideration consolidation effects at operating segment level.
b	Including first-time consolidation of Orange Nederland from October 1, 2007.
c	“Other” includes revenues and EBITDA generated by T-Mobile Macedonia and T-Mobile Crna Gora (Montenegro).
d	Deutsche Telekom defines EBITDA as profit/loss from operations excluding depreciation, amortization and impairment losses. For a detailed explanation of the special factors affecting EBITDA, adjusted EBITDA, and the adjusted EBITDA margin, please refer to “Reconciliation of pro forma figures,” page 72.
e	Investments in property, plant and equipment, and intangible assets (excluding goodwill) as shown in the cash flow statement.
f	Average number of employees.

Mobile Communications USA: Development of operations

	Q1 2008 millions of €	Q1 2007 millions of €	Change millions of €	Change %	FY 2007 millions of €
Total revenue	3,461	3,468	(7)	(0.2)	14,075
EBIT (profit from operations)	502	459	43	9.4	2,017
EBIT margin (%)	14.5	13.2			14.3
Depreciation, amortization and impairment losses	(460)	(476)	16	3.4	(1,892)
EBITDA[a]	962	935	27	2.9	3,909
Special factors affecting EBITDA[a]	(4)	—	(4)	n.a.	—
Adjusted EBITDA[a]	966	935	31	3.3	3,909
Adjusted EBITDA margin[a] (%)	27.9	27.0			27.8
Cash capex[b]	(480)	(467)	(13)	(2.8)	(1,958)
Number of employees[c]	34,452	30,485	3,967	13.0	31,655

Including first-time consolidation of SunCom from February 22, 2008.

a	Deutsche Telekom defines EBITDA as profit/loss from operations excluding depreciation, amortization and impairment losses. For a detailed explanation of the special factors affecting EBITDA, adjusted EBITDA, and the adjusted EBITDA margin, please refer to “Reconciliation of pro forma figures,” page 72 et seq.
b	Investments in property, plant and equipment, and intangible assets (excluding goodwill) as shown in the cash flow statement.
c	Average number of employees.

Mobile Communications Total: Development of operations

	Q1 2008 millions of €	Q1 2007 millions of €	Change millions of €	Change %	FY 2007 millions of €
Total revenue	8,445	8,400	45	0.5	34,736
EBIT (profit from operations)	1,260	1,066	194	18.2	4,453
EBIT margin (%)	14.9	12.7			12.8
Depreciation, amortization and impairment losses	(1,400)	(1,455)	55	3.8	(6,133)
EBITDA[a]	2,660	2,521	139	5.5	10,586
Special factors affecting EBITDA[a]	(3)	(18)	15	83.3	(147)
Adjusted EBITDA[a]	2,663	2,539	124	4.9	10,733
Adjusted EBITDA margin[a] (%)	31.5	30.2			30.9
Cash capex[b]	(951)	(915)	(36)	(3.9)	(3,896)
Number of employees[c]	63,731	60,614	3,117	5.1	62,457

This table shows consolidated figures for the Mobile Communications Europe and Mobile Communications USA segments, which are provided here for information purposes.

a	Deutsche Telekom defines EBITDA as profit/loss from operations excluding depreciation, amortization and impairment losses. For a detailed explanation of the special factors affecting EBITDA, adjusted EBITDA, and the adjusted EBITDA margin, please refer to “Reconciliation of pro forma figures,” page 72 et seq.
b	Investments in property, plant and equipment, and intangible assets (excluding goodwill) as shown in the cash flow statement.
c	Average number of employees.

Interim Group management report	24 | 25

Mobile Communications Europe: Total revenue

Total revenue in the Mobile Communications Europe operating segment increased by 1.0 percent year-on-year to EUR 5.0 billion. The inclusion of Orange Nederland made the largest contribution to this development. PTC, T-Mobile Czech Republic, and all of the national companies in Southeast Europe with the exception of T-Mobile Hungary also further increased their revenue year-on-year. Revenue at T-Mobile UK was dragged down by a strong negative exchange rate effect of the pound sterling that more than offset T-Mobile UK’s positive organic growth. The decrease in revenue at T-Mobile Deutschland compared with the first quarter of 2007 was due to the persistently intense price competition. Even the increase in the customer base was unable to offset the consequences of this price pressure.

Mobile Communications Europe: EBITDA, adjusted EBITDA

In the first quarter of 2008, adjusted EBITDA grew EUR 0.1 billion year-on-year. PTC and T-Mobile Czech Republic were the main drivers of this development, with T-Mobile UK also contributing to adjusted EBITDA growth despite significant negative pound sterling/euro exchange rate effects. Adjusted EBITDA at T-Mobile Austria declined due to continued severe price competition in Austria, while intense competition also pushed down EBITDA at T-Mobile Deutschland. The adjusted EBITDA margin at T-Mobile Deutschland improved year-on-year, however.

Mobile Communications Europe: EBIT

EBIT (profit from operations) in the Mobile Communications Europe operating segment increased by EUR 0.2 billion in the first quarter of 2008. This corresponds to a 25.0 percent increase compared with the first quarter of 2007. In addition to factors impacting EBITDA, lower depreciation, amortization and impairment losses at T-Mobile in Germany, the United Kingdom and Austria in particular had a positive effect on EBIT.

Mobile Communications Europe: Cash capex

Cash capex in the Mobile Communications Europe segment amounted to EUR 0.5 billion, slightly up from the previous year’s level. The main driver for this is higher spending on the expansion of digital mobile communication networks (2G and 3G) in Poland, the Netherlands, and Hungary.

Mobile Communications Europe: Personnel

The average number of employees declined year-on-year, primarily due to decreasing employee numbers at T-Mobile Deutschland. In Germany, the spin-off of customer service operations to Deutsche Telekom Kundenservice GmbH affected employee figures within the Group. As a result, the Deutsche Telekom Group will report former customer service employees in the Broadband/Fixed Network operating segment from the first quarter of 2008. These effects were countered mainly by the inclusion of Orange Nederland employees and a sharp increase in the number of PTC employees following the expansion of sales via its own shops.

Mobile Communications USA: Total revenue

Revenue in the Mobile Communications USA operating segment grew by 14.1 percent year-on-year to USD 5.2 billion in the first quarter of 2008. The main factor driving this revenue growth was strong customer growth combined with nearly stable ARPU5. However, due to the significant strengthening of the euro against the U.S. dollar, revenue on a euro basis only remained almost stable at EUR 3.5 billion in the first quarter of 2008.

Mobile Communications USA: EBIT, adjusted EBITDA

EBIT (profit from operations) grew by 9.4 percent in euro terms. Compared to revenue, adjusted EBITDA grew more strongly at 18.0 percent year-on-year to USD 1.45 billion in the first quarter of 2008. Accordingly, the margin improved year-on-year from 27.0 percent to 27.9 percent in the first quarter of 2008. In euro terms, adjusted EBITDA increased by 3.3 percent year-on-year to EUR 1.0 billion.

Mobile Communications USA: Cash capex

Cash capex increased year-on-year from USD 612 million to USD 718 million in the first quarter of 2008. In euro terms, cash capex grew from EUR 467 million to EUR 480 million. The rise is due to higher capex in connection with the roll-out of T-Mobile USA’s UMTS/HSDPA (3G) network.

In the first quarter of the reporting year alone, the number of 3G base stations increased from approximately 8,000 at the end of 2007 to approximately 13,000 at the end of the first quarter of 2008.

Mobile Communications USA: Personnel

The average number of employees rose year-on-year, as a result of sustained customer growth and business expansion. In addition, the first-time consolidation of SunCom added approximately 1,850 to the number of employees.

5	ARPU – average revenue per user – is used to measure monthly revenue from services per customer. ARPU is calculated as follows: revenue generated from services used by customers (i.e., voice services, including incoming and outgoing calls, and data services) plus roaming revenue, monthly charges, and revenue from visitor roaming, divided by the average number of customers in the month in question. Revenue from services excludes the following: revenue from terminal equipment, revenue from customer activation, revenue from virtual network operators, and other revenue not generated directly by T-Mobile customers.

Interim Group management report	26 | 27

Broadband/Fixed Network.

Broadband/Fixed Network: Customer development and selected KPIs

	Mar. 31, 2008 millions	Dec. 31, 2007 millions	Change Mar. 31, 2008/ Dec. 31, 2007%	Mar. 31, 2007 millions	Change Mar. 31, 2008/ Mar. 31, 2007%
Broadband
Lines (total)[a,b]	14.4	13.9	3.6	12.2	18.0
of which: retail	10.8	10.2	5.9	8.6	25.6
Domestic[a]	13.0	12.5	4.0	11.1	17.1
of which: retail	9.6	9.0	6.7	7.6	26.3
International[a,b]	1.5	1.4	7.1	1.1	36.4

Fixed Network
Lines (total)[a,b]	35.9	36.6	(1.9)	38.3	(6.3)
Domestic[a]	30.5	31.1	(1.9)	32.6	(6.4)
of which: standard analog lines	21.9	22.4	(2.2)	23.7	(7.6)
of which: ISDN lines	8.5	8.6	(1.2)	8.9	(4.5)
International[a,b]	5.4	5.5	(1.8)	5.7	(5.3)

Wholesale/resale
DSL resale[c]	3.6	3.7	(2.7)	3.6	0.0
of which: domestic	3.4	3.5	(2.9)	3.4	0.0
ULL[d]	7.0	6.4	9.4	5.2	34.6
of which: domestic	7.0	6.4	9.4	5.1	37.3

The total was calculated on the basis of precise figures and rounded to millions. Percentages are calculated on the basis of figures shown.

a	Telephone lines in operation excluding internal use and public telecommunications, including wholesale services.
b	International includes Eastern Europe with T-Hrvatski Telekom, Slovak Telekom, and Magyar Telekom including subsidiaries Makedonski Telekom AD (formerly Maktel) and Crnogorski Telekom. T-Online France and T-Online Spain were deconsolidated in 2007 and are not included here. Prior-year figures have been adjusted accordingly.
c	Definition of resale: Sale of broadband lines based on DSL technology to alternative providers outside the Deutsche Telekom Group.
d	Unbundled local loop lines in Germany and abroad; wholesale service that can be leased by other telecommunications operators without upstream technical equipment in order to offer their own customers a telephone or DSL line.

The strong growth trend in the broadband market continued in the first quarter of 2008. Year-on-year, the number of broadband lines operated by the Group increased by 2.3 million to 14.4 million. Of this number, 10.8 million were retail broadband lines, 2.2 million more than in the prior-year quarter. The number of domestic broadband lines increased, driven by retail broadband lines, by 1.9 million year-on-year to 13.0 million (including 3.4 million resale customers).

The Broadband/Fixed Network operating segment is continuing to drive forward the expansion of broadband in 2008. It is systematically implementing its expansion strategy for broadband networks, enabling more and more households to connect to the high-speed network infrastructure. Deutsche Telekom is continuing the roll-out of VDSL in around 50 cities in 2008. The Entertain packages were made even more attractive in March 2008, which included reducing the price of the Comfort starter package by 17 percent, for example.

In the first quarter of 2008, the number of existing customers with complete packages increased by 5.4 million year-on-year to a total of 11.1 million. At 69 percent, products and services combining voice and Internet communication (Call & Surf) account for the largest proportion of customers opting for complete packages. The number of Entertain customers increased to around 154,000 in the first quarter of 2008.

Demand for unbundled local loop lines (ULLs) rose by 590,000 to 7.0 million compared with the end of 2007, indicating an increase in the marketing of ULL-based complete packages sold by competitors. One factor driving the demand for ULLs and the associated loss of narrowband lines is the migration of resale DSL customers to competitor all-IP products based on the unbundled local loop line. This caused the number of DSL resale lines to drop by 123,000 to 3.4 million in the first quarter of 2008.

The broadband market also continued on a growth course outside Germany in the first quarter of 2008. With a total of 1.5 million broadband lines outside Germany, including resale products, the segment recorded an increase of around 384,000, or 36.4 percent year-on-year.

The segment recorded a decrease in the number of fixed-network lines, as expected. Overall, the number of fixed-network lines in Germany declined by 582,000 in the first quarter of 2008 to 30.5 million. This decrease is mainly due to customers switching to fixed-network competitors. A smaller proportion of line losses was attributable to the migration of customers to cable network operators and mobile companies.

The number of call minutes within the Deutsche Telekom network increased by 1.1 percent year-on-year to 26.8 billion minutes.

Interim Group management report	28 | 29

Broadband/Fixed Network: Development of operations

	Q1 2008 millions of €	Q1 2007 millions of €	Change millions of €	Change %	FY 2007 millions of €
Total revenue	5,382	5,832	(450)	(7.7)	22,690
Domestic	4,830	5,146	(316)	(6.1)	20,078
of which: network communications	2,318	2,631	(313)	(11.9)	10,138
of which: wholesale services	1,122	1,156	(34)	(2.9)	4,482
of which: IP/Internet	624	632	(8)	(1.3)	2,452
of which: other fixed-network services[a]	529	594	(65)	(10.9)	2,405
International	564	698	(134)	(19.2)	2,654
EBIT (profit from operations)	909	976	(67)	(6.9)	3,250
EBIT margin (%)	16.9	16.7			14.3

Depreciation, amortization and impairment losses	(901)	(908)	7	0.8	(3,675)
EBITDA[b]	1,810	1,884	(74)	(3.9)	6,925
Special factors affecting EBITDA[b]	(96)	14	(110)	n.a.	(845)
Adjusted EBITDA[b]	1,906	1,870	36	1.9	7,770
Domestic	1,667	1,658	9	0.5	6,792
International	239	214	25	11.7	979
Adjusted EBITDA margin[b] (%)	35.4	32.1			34.2
Domestic (%)	34.5	32.2			33.8
International (%)	42.4	30.7			36.9
Cash capex[c]	(623)	(722)	99	13.7	(2,805)

Number of employees[d]	97,476	100,590	(3,114)	(3.1)	97,690
Domestic	81,660	81,409	251	0.3	79,704
International	15,816	19,181	(3,365)	(17.5)	17,986

a	Other revenue from other fixed-networks was reclassified and combined in other fixed-network services. Prior-year comparatives have been adjusted.
b	Deutsche Telekom defines EBITDA as profit/loss from operations excluding depreciation, amortization and impairment losses. For a detailed explanation of the special factors affecting EBITDA, adjusted EBITDA, and the adjusted EBITDA margin, please refer to “Reconciliation of pro forma figures,” page 72 et seq.
c	Investments in property, plant and equipment, and intangible assets (excluding goodwill) as shown in the cash flow statement.
d	Average number of employees.

Reporting for the Broadband/Fixed Network operating segment is broken down into domestic and international. The deconsolidation of T-Online France was completed at the end of June 2007. T-Online Spain was deconsolidated at the end of July 2007. The Scout24 group is reported in the domestic section since its parent company is domiciled in Germany. ImmobilienScout has been fully consolidated since November 2007.

ActiveBilling was reassigned to and T-Mobile Deutschland GmbH’s call center operations included in the consolidated group of the Broadband/Fixed Network operating segment effective January 1, 2008.

Broadband/Fixed Network: Total revenue

Total revenue generated by the Broadband/Fixed Network operating segment in the first quarter of 2008 amounted to EUR 5.4 billion. Continuing line losses, the rising trend towards flat-rate plans, and falling prices led to a revenue decrease of 7.7 percent year-on-year. The deconsolidation effects relating to T-Online France and T-Online Spain were offset by the inclusion of ImmobilienScout GmbH in the consolidated group since November 2007, and the first-time recognition of ActiveBilling and T-Mobile Deutschland GmbH’s call center operations under Broadband/Fixed Network effective January 1, 2008.

Broadband/Fixed Network: Total revenue, domestic

Overall, total domestic revenue decreased by 6.1 percent year-on-year to EUR 4.8 billion. This decrease was due in particular to lower call revenues as a result of fixed-network line losses. Other factors included a decline in interconnection calls, price erosion in the broadband market, and decreased purchase of wholesale services by the Business Customers segment for voice and data products due to price and volume factors. The revenue shortfall was only partly offset by an increase in unbundled local loop lines.

In the network communications area, intense competition caused revenues to fall by 11.9 percent year-on-year to EUR 2.3 billion. Revenue from fixed-network lines was 8.1 percent below the level of the prior-year quarter. Increased marketing of voice flat rates in conjunction with access line products could not offset the decline in revenue due to the line losses. On the other hand, these flat-rate offers reduced call revenues due to the decreasing proportion of billed minutes.

Despite volume-driven growth in revenue from unbundled local loop lines, revenue from this product group decreased by 2.9 percent year-on-year to EUR 1.1 billion. In contrast, a decrease in the volume of both resale and interconnection calls to national mobile communications networks and lower demand for narrowband services impacted revenue.

Revenue in the IP/Internet segment remained virtually stable with a slight decline of 1.3 percent year-on-year to EUR 0.6 billion. This decrease was caused primarily by considerable price erosion, but also by the migration of individual components to the complete package offers. The price erosion could almost be offset by the increase in the number of DSL retail lines, the first-time inclusion of ImmobilienScout GmbH as a fully consolidated subsidiary, and growth at Congstar.

Other fixed-network services, consisting of data communications, value-added services and terminal equipment, recorded a decrease of 10.9 percent year-on-year to EUR 0.5 billion. The terminal equipment segment performed positively, whereas revenue from value-added solutions and data communications declined.

Broadband/Fixed Network: Total revenue, international

International revenue decreased by 19.2 percent to EUR 0.6 billion. The deconsolidation of T-Online France and T-Online Spain, ongoing competition in traditional fixed-network communications, and fixed-to-mobile substitution had a negative impact on revenue development compared with the first quarter of 2007. Dynamic growth in the broadband segment in the Eastern European subsidiaries compensated in part for the drop in conventional fixed-line business.

Interim Group management report	30 | 31

Broadband/Fixed Network: Net revenue

Net revenue of the Broadband/Fixed Network operating segment declined 8.6 percent year-on-year to EUR 4.5 billion. While domestic business decreased by 6.8 percent, international business declined by 20.3 percent compared with the first quarter of 2007. This is mainly due to the deconsolidation of T-Online France and T-Online Spain in 2007.

Broadband/Fixed Network: EBITDA, adjusted EBITDA

Adjusted EBITDA of the Broadband/Fixed Network segment rose by EUR 36 million year-on-year to EUR 1.9 billion. The negative development in international and domestic revenue was offset by a reduction in revenue-driven costs, lower market investments, and efficiency gains.

In Germany, the Broadband/Fixed Network operating segment generated adjusted EBITDA of EUR 1.7 billion. The decrease in revenue in the traditional fixed-network business was more than offset by lower revenue-driven costs, such as termination and materials, as well as by reduced market investments, third-party services and personnel expenses.

Outside Germany, adjusted EBITDA increased by EUR 25 million year-on-year to EUR 0.2 billion. The deconsolidation of T-Online France and T-Online Spain was a major factor.

Broadband/Fixed Network: EBIT

EBIT (profit from operations) decreased by EUR 67 million to EUR 0.9 billion in the first quarter of 2008. This was primarily due to the same effects that influenced EBITDA and special factors affecting EBITDA.

Broadband/Fixed Network: Cash capex

Cash capex declined by EUR 0.1 billion to EUR 0.6 billion, mainly due to the smaller size of the cities involved in the VDSL and ADSL2+ roll-out compared with the prior-year quarter.

Broadband/Fixed Network: Personnel

The consistently implemented workforce restructuring program continued to use socially responsible measures to reduce the average number of employees. In the first quarter of 2008, the number of employees decreased by 3.1 percent compared with the first quarter last year to a total of 97,476.

In Germany, employee numbers increased by 251 year-on-year to 81,660 as a result of the reassignment of ActiveBilling to and the inclusion of T-Mobile Deutschland GmbH’s call center operations in the consolidated group of the Broadband/Fixed Network operating segment at the beginning of 2008, and the permanent employment of former trainees.

In the first quarter of 2008, the average number of employees abroad decreased by 3,365 year-on-year to a total of 15,816. The average number of employees in Eastern Europe declined by a total of 2,383 year-on-year due to the successful improvement of performance processes and the sale of broadcasting services in Slovakia. The most significant contributor to this development was the Magyar Telekom group with 1,103 employees, followed by T-Hrvatski Telekom with 732, and Slovak Telekom with 548 employees.

Business Customers.

Business Customers: Selected KPIs

	Mar. 31, 2008	Dec. 31, 2007	Change Mar. 31, 2008/ Dec. 31, 2007%		Mar. 31, 2007	Change Mar. 31, 2008/ Mar. 31, 2007%
Computing & Desktop Services
Number of servers managed and serviced (units)	41,026	39,419	4.1		35,767	14.7
Number of workstations managed and serviced (millions)	1.45	1.46	(0.7)		1.34	8.0

Systems Integration[a]
Hours billed[b] (millions)	2.7	11.4	n.a.		3.0	(10.0)
Utilization rate[c] (%)	80.0	80.2	(0.2p	)	79.5	0.5p

Percentages calculated on the basis of figures shown.

a	Domestic: excluding changes in the composition of the Group.
b	Cumulative figures at the balance sheet date.
c	Ratio of average number of hours billed to maximum possible hours billed per period.

T-Systems’ reporting structure has changed to reflect the operational realignment starting in the first quarter of 2008. As a result, reporting will no longer show Enterprise and Business Services. The Business Services unit is fully integrated in Telecommunications. Computing & Desktop Services and Systems Integration are not affected by the realignment.

The business customer market for information and communication technology (ICT) again saw tough competition and intense price pressure in the first quarter of 2008. New orders declined by 32.4 percent year-on-year. This was primarily attributable to the reassignment of ActiveBilling to the Broadband/Fixed Network operating segment and the deconsolidation of the subsidiary Media&Broadcast at the beginning of the year. Despite the difficult price and competitive situation, T-Systems was able to further strengthen its position as one of the leading ICT service providers in Europe. In particular, the segment succeeded in expanding its cross-border business with customers abroad. At the end of the first quarter of 2008, T-Systems signed a large-scale five-year contract with Royal Dutch Shell. This contract with one of Europe’s largest companies represents a further milestone in T-Systems’ international growth strategy, and one that the Business Customers operating segment expects to send signals to other customers.

Interim Group management report	32 | 33

Business Customers: Development of operations

	Q1 2008 millions of €	Q1 2007 millions of €	Change millions of €	Change %	FY 2007 millions of €
Total revenue	2,603	2,906	(303)	(10.4)	11,987
Computing & Desktop Services[a]	869	1,005	(136)	(13.5)	4,166
Systems Integration[a]	414	415	(1)	(0.2)	1,711
Telecommunications[a]	1,320	1,486	(166)	(11.2)	6,110
EBIT[b] (profit (loss) from operations)	479	44	435	n.a.	(323)
Special factors affecting EBIT[b]	467	0	467	n.a.	(478)
Adjusted EBIT[b]	12	44	(32)	(72.7)	155
Adjusted EBIT margin[b] (%)	0.5	1.5			1.3
Depreciation, amortization and impairment losses	(194)	(217)	23	10.6	(907)
EBITDA[c]	673	261	412	n.a.	584
Special factors affecting EBITDA[c]	467	0	467	n.a.	(478)
Adjusted EBITDA[c]	206	261	(55)	(21.1)	1,062
Adjusted EBITDA margin[c] (%)	7.9	9.0			8.9
Cash capex[d]	(138)	(273)	135	49.5	(921)
Number of employees[e]	53,129	56,776	(3,647)	(6.4)	56,566

a	T-Systems’ reporting structure is changing to reflect the operational realignment starting in the first quarter of 2008. As a result, future reporting will no longer show Enterprise and Business Services. The Business Services unit is fully integrated in Telecommunications. Computing & Desktop Services and Systems Integration are not affected by the realignment.
b	EBIT is profit/loss from operations as shown in the consolidated income statement. For a detailed explanation of the special factors affecting EBIT, adjusted EBIT, and the adjusted EBIT margin, please refer to “Reconciliation of pro forma figures,” page 74 et seq.
c	Deutsche Telekom defines EBITDA as profit/loss from operations excluding depreciation, amortization and impairment losses. For a detailed explanation of the special factors affecting EBITDA, adjusted EBITDA, and the adjusted EBITDA margin, please refer to “Reconciliation of pro forma figures,” page 72 et seq.
d	Investments in property, plant and equipment, and intangible assets (excluding goodwill) as shown in the cash flow statement. In the first three months of 2007, these include outflows totaling EUR 112 million for parts of Centrica PLC taken over by T-Systems UK as part of an asset deal.
e	Average number of employees.

Business Customers: Total revenue

Total revenue generated by the operating segment in the first quarter of 2008 amounted to EUR 2.6 billion, a year-on-year decrease of 10.4 percent. This was primarily due to the reassignment of ActiveBilling, which was previously allocated to Computing & Desktop Services, and the de-consolidation of Media&Broadcast, whose revenue was reported to date under Telecommunications. Revenues from PC workstation-related services within Deutsche Telekom declined. Revenues generated with customers within the Deutsche Telekom Group also decreased in the Telecommunications unit.

By contrast, T-Systems continued to expand its international business, generating revenue growth of 3.0 percent year-on-year. This encouraging trend is attributable in particular to the successful and systematic implementation of its internationalization strategy. T-Systems continued to win attractive contracts outside Germany in the first quarter. In Germany, revenue declined by a further 13.7 percent as a result of continuing price erosion in both IT and telecommunications business.

Business Customers: Net revenue

The Business Customers segment generated revenue of EUR 2.0 billion in the first quarter of 2008 with customers outside the Deutsche Telekom Group, a decrease of 7.2 percent year-on-year. Net revenue generated by the Computing & Desktop Services unit rose slightly year-on-year. However, this increase was not enough to offset the decline in net revenue generated by Systems Integration and Telecommunications. In the Telecommunications unit, the increase in the IP segment again failed to make up for the clear drop in prices for voice and data communications.

Business Customers: EBITDA, adjusted EBITDA

In the first quarter of 2008, the Business Customers segment generated EBITDA of EUR 0.7 billion. This increase of EUR 0.4 billion is primarily due to gain from the sale of Media&Broadcast.

Adjusted EBITDA declined by 21.1 percent, mainly as a result of ongoing price and competitive pressure. T-Systems was unable to fully offset the drop in prices despite successfully implementing its various cost cutting and efficiency enhancement programs.

Business Customers: EBIT, adjusted EBIT

In the first quarter of 2008, EBIT (profit from operations) was EUR 0.5 billion. This increase of EUR 0.4 billion is primarily due to the gain from the sale of Media&Broadcast and the various cost cutting and efficiency enhancement programs.

Adjusted EBIT declined by 72.7 percent year-on-year, primarily due to price and competitive pressure in all areas.

Business Customers: Cash capex

Cash capex declined by EUR 0.1 billion in the reporting period mainly as a result of payments made in 2007 in connection with Centrica.

Business Customers: Personnel

The average headcount in the Business Customers operating segment declined by 3,647 to 53,129, a decrease of 6.4 percent compared with the first quarter of 2007. The number of employees decreased by 3,003 year-on-year as a result of the sale of Media&Broadcast and the reassignment of ActiveBilling operations to the Broadband/Fixed Network operating segment at the beginning of 2008. The remaining reduction is due to the staff restructuring measures initiated in 2007.

In Germany, employee numbers declined by 5,846 year-on-year to 35,543, a decrease of 14.1 percent. This development is due primarily to the aforementioned deconsolidations as well as to the implementation of staff restructuring measures. The average headcount abroad rose by 2,199 – an increase of 14.3 percent. This was mainly attributable to implementation of the internationalization strategy.

Interim Group management report	34 | 35

Group Headquarters & Shared Services.

Group Headquarters & Shared Services performs strategic and cross-divisional management functions for the Deutsche Telekom Group and is responsible for operating activities that are not directly related to the core business of the operating segments. The Shared Services unit mainly consists of the Real Estate Services unit, whose activities include the management of Deutsche Telekom AG’s real estate portfolio in Germany; DeTeFleetServices GmbH, a full-service provider of fleet management and mobility services; and Vivento. In addition, Group Headquarters & Shared Services includes the shared-services and headquarters functions of Magyar Telekom.

At Vivento, Deutsche Telekom’s personnel service provider, the spotlight in the first three months of the 2008 financial year was on the establishment of capacity management, the sale of additional call center locations belonging to Vivento Customer Services GmbH (VCS), and sustainable placement services.

Having been given an extended business mandate, Vivento is currently preparing to offer Group-wide capacity management services with a broader portfolio of solutions so as to provide the Group’s operating segments with even greater support for the necessary staff restructuring measures. The aim is to generate and attract additional external employment opportunities for Deutsche Telekom staff, particularly in the public sector. To achieve this, Vivento is planning to draw on the experience of its long-term cooperation with the Federal Employment Agency (Bundesagentur für Arbeit) to operate additional employment models for national, regional, and municipal authorities and to staff them with Group employees. Vivento’s employment opportunities are aimed primarily at civil servants.

Vivento made an important contribution to staff reduction within the Group with the sale of the operations of Vivento Technical Services GmbH (VTS) to Nokia Siemens Networks. Effective January 1, 2008, a total of around 1,600 employees started work for their new employer as part of the transfer of operations.

With effect from March 1, 2008, the arvato group took over the VCS sites in Göppingen, Freiburg, Stralsund, Schwerin, and Chemnitz, including the satellite office in Dresden. Approximately 400 employees were transferred to the arvato group as part of the transfer of operations. Deutsche Telekom supported the transfer by making a long-term order commitment. This is the fourth group of VCS locations that has changed owners.

The workforce at Vivento totaled around 8,400 employees as of March 31, 2008. This figure comprises around 600 of Vivento’s own staff including management, around 2,900 call center unit employees, and around 4,900 transferees (of whom around 1,500 are employed in projects set up together with the Federal Employment Agency as part of capacity management activities). In the first quarter of 2008, around 2,600 employees left Vivento to pursue new opportunities. Approximately 30,900 employees have thus found jobs outside Vivento since its formation. Vivento took on a total of around 700 employees from the Group during the reporting period, bringing the total number of Deutsche Telekom staff transferred to Vivento since the establishment of the personnel service provider to around 39,300. The employment rate remained high in the first quarter of 2008. During the reporting period, around 78 percent of the approximately 7,800 employees (excluding Vivento’s own staff and management) were in employment or undergoing training.

Group Headquarters & Shared Services: Development of operations

	Q1 2008 millions of €	Q1 2007 millions of €	Change millions of €	Change %	FY 2007 millions of €
Total revenue	884	952	(68)	(7.1)	3,868
EBIT (loss from operations)	(277)	(250)	(27)	(10.8)	(1,973)
EBIT margin (%)	(31.3)	(26.3)			(51.0)
Depreciation, amortization and impairment losses	(177)	(182)	5	2.7	(967)
EBITDA[a]	(100)	(68)	(32)	(47.1)	(1,006)
Special factors affecting EBITDA[a]	(75)	(135)	60	44.4	(898)
Adjusted EBITDA[a]	(25)	67	(92)	n.a.	(108)
Adjusted EBITDA margin[a] (%)	(2.8)	7.0			(2.8)
Cash capex[b]	(103)	(117)	14	12.0	(471)
Number of employees[c]	23,737	29,308	(5,571)	(19.0)	27,023
of which: at Vivento[d]	8,400	13,500	(5,100)	(37.8)	10,200

a	Deutsche Telekom defines EBITDA as profit/loss from operations excluding depreciation, amortization and impairment losses. For a detailed explanation of the special factors affecting EBITDA, adjusted EBITDA, and the adjusted EBITDA margin, please refer to “Reconciliation of pro forma figures,” page 72 et seq.
b	Investments in property, plant and equipment, and intangible assets (excluding goodwill) as shown in the cash flow statement.
c	Average number of employees.
d	Number of employees at the balance sheet date, including Vivento‘s own staff and management; figures rounded.

Group Headquarters & Shared Services: Total revenue

The Group Headquarters & Shared Services operating segment reported a decline in revenue of 7.1 percent in the first quarter of the 2008 financial year. This was mainly due to lower revenue year-on-year at Vivento resulting from the sale of the VTS operations and VCS call centers. Price cuts at the Vivento call center unit were another contributory factor.

Group Headquarters & Shared Services: EBITDA, adjusted EBITDA

Adjusted EBITDA for the Group Headquarters & Shared Services operating segment declined in the reporting period primarily due to lower earnings from real estate sales and the decline in revenue following price cuts in the call center unit. These negative effects were partially offset by the improvement in EBITDA at Vivento. This was the result of the sale of the VTS operations, the disposal of call centers, and a reduction in headcount due to staff fluctuation at Vivento. Special factors affecting EBITDA decreased by EUR 60 million year-on-year. In both the reporting period and the prior-year period, these mainly consisted of expenses for the disposal of call centers.

Interim Group management report	36 | 37

Group Headquarters & Shared Services: EBIT

Loss from operations (EBIT) increased by EUR 27 million year-on-year in the first three months of 2008. This was primarily due to the same effects that influenced adjusted EBITDA and special factors affecting EBITDA.

Group Headquarters & Shared Services: Personnel

The average number of employees during the reporting period was 23,737, a reduction of 5,571 compared with the first three months of 2007. This reflects in particular the ongoing headcount reduction at Vivento, which was due primarily to the sale of the VTS operations and the disposal of call centers.

Risks and opportunities

This section provides an overview of important new aspects of risks and opportunities since the publication of Deutsche Telekom AG’s 2007 Annual Report.

Legal.

•

The action of Vivendi SA (previously Vivendi Universal S.A., hereinafter referred to as Vivendi) due to the alleged unlawful termination of the negotiations on the acquisition of a 48-percent stake in Polska Telefonia Cyfrowa Sp.z o. o. (PTC) was dismissed by the Paris Commercial Court of First Instance in March. Vivendi has given notice of appeal against this decision.

•

Competitors have filed lawsuits against Deutsche Telekom with a notice of action seeking damages of currently around EUR 223 million on grounds of an alleged price squeeze between wholesale and retail prices. This legal dispute has been suspended until the European Courts have finally decided on proceedings for reversal of an EU Commission’s decision in administrative penalty proceedings that are decisive for the proof of claim. In April 2008 the European Court of First Instance dismissed Deutsche Telekom’s claim for reversal of the EU Comission’s decision. Deutsche Telekom can appeal this decision.

•

In a ruling on the ULL reference offer dated December 21, 2007, the Federal Network Agency obliged Deutsche Telekom to provide 333,000 ULLs per month as part of a binding plan. Orders going beyond the total planned volume of 333,000 ULLs must be fulfilled as far as this is technically and operationally feasible. The ULL reference offer will come into force once existing ULL contracts are terminated and new provisions are negotiated on the basis of the ULL reference offer. Deutsche Telekom AG took legal action against the Agency’s ruling in January 2008.

•

In June 2007, the Federal Network Agency had obliged Deutsche Telekom to give its competitors access to its cable ducts (empty conduits) or, should there be no empty conduits, to dark fiber and to grant access to the unbundled local loop, where required also in cable distributors. In a temporary injunction in January 2008 and a ruling in April 2008, the Cologne Administrative Court largely upheld the Agency’s decision. Deutsche Telekom has filed an appeal with the Federal Administrative Court.

•

In April 2008, the Federal Administrative Court upheld an order of the Federal Network Agency under which termination charges for mobile network operators require prior approval. Termination charges are levied for forwarding calls from another network to the called mobile communications network. The Federal Administrative Court decision means the charges already approved by the Federal Network Agency will continue to apply until March 31, 2009.

Interim Group management report	38 | 39

Regulation.

•

HanseNet Telekommunikation GmbH (Alice) filed abuse proceedings under § 42 Telecommunications Act with the Federal Network Agency on January 25, 2008. HanseNet argues in its motion that Deutsche Telekom AG is abusing its market power with Call & Surf products by virtue of the offered terms and conditions (minimum subscription period, automatic contract renewal, notice period). A decision is expected from the Federal Network Agency by the end of May 2008. Deutsche Telekom considers the terms and conditions to be lawful and in line with market standards.

•

On April 8, 2008, the Federal Network Agency announced its second partial decision on the IP bitstream access reference offer and thus finally defined the scope of this wholesale product for the first time. In its first partial decision of September 28, 2007, the Agency ruled that Deutsche Telekom must offer bitstream for SDSL lines and so-called naked DSL, i.e., ADSL lines unbundled from the PSTN service. At the same time, Deutsche Telekom applied for approval of IP bitstream access charges. A ruling is expected in mid-May 2008.

Rating.

•

Following the announcement of a possible acquisition of an interest in Hellenic Telecommunications Organization SA (OTE) on March 17, 2008, the rating agencies Fitch, Moody’s and Standard & Poor’s changed Deutsche Telekom’s long-term rating of A-/A3/A- to CreditWatch negative and review for possible downgrade, respectively. Once the matter has been resolved, the rating agencies are also expected to publish their respective final rating. A downgrade by one or several agencies could lead to an increase in the cost of interest for equity instruments that are subject to ratings-dependent interest rate adjustment.

For additional explanations regarding the risk and opportunity situation, please refer to the other risks and opportunities identified in the management report as of December 31, 2007, and the Annual Report on Form 20-F. Readers are also referred to the Disclaimer at the end of this report.

Outlook.

Significant events after the balance sheet date (March 31, 2008).

Group

Seven-year euro bond issued by Deutsche Telekom International Finance B.V.

•

On April 14, 2008, Deutsche Telekom issued a euro bond via its financing subsidiary Deutsche Telekom International Finance B.V. The bond has a notional amount of EUR 1.5 billion and a coupon of 5.75 percent, and matures on April 14, 2015. Despite challenging market conditions, the issue was successfully placed with an order book exceeding EUR 5 billion and a wide range of investors, in particular due to the involvement of a complementary co-lead syndicate.

Mobile Communications Europe

Federal Cartel Office examines mobile communications rates.

•

In April 2008, the Federal Cartel Office imposed a disclosure obligation on T-Mobile International and Vodafone and initiated proceedings on the grounds of suspected anti-competitive behavior, specifically in connection with On-Net rates. As a party to the proceedings, T-Mobile has been called upon to issue a statement to the Federal Cartel Office.

Cooperation with Yahoo!

•

All T-Mobile European companies have been offering Yahoo! oneSearch™ on the web’n’walk homepage since April. This means that T-Mobile customers are now able to use web’n’walk to search Internet content. Due to the fact that the service has been specially conceived for mobile communications, Yahoo! oneSearch is a convenient and quick method to search the Inter-net. A major advantage for users is, for example, that Yahoo! oneSearch can be configured to deliver search results for a particular location.

Interim Group management report	40 | 41

New data rates.

•

On April 7, 2008, T-Mobile introduced four new data rate options for mobile Internet access, including two flat rates. The web’n’walk HandyFlat option offers unlimited surfing. Laptop users can use the new web’n’walk L option to access the Internet for a fixed monthly charge without volume limits. In addition, the web’n’walk M option is now also available for notebook users. The BlackBerry® Webmail S option is also new from T-Mobile, providing flexible, powerful and, at the same time, affordable e-mail communications.

Mobile Communications USA

Expansion of the 3G network in New York.

•

T-Mobile USA’s 3G network in New York based on the UMTS/HSDPA standard was officially put into operation on May 5, 2008. This network allows T-Mobile USA to use the AWS spectrum it acquired in 2006, thus laying the foundation for further growth in this important market. The 3G network is scheduled to go into service in a total of 20 to 25 core markets in the United States by the end of 2008. T-Mobile USA has four UMTS-enabled handsets available for the launch in New York. Additional UMTS-enabled handsets, including converged devices, are to be launched later this year.

Development of revenue and profits.6

Market expectations

The overall encouraging development in Deutsche Telekom’s international sales markets continues, especially in the key market of the United States. Extremely fierce competition and continued price erosion in the entire telecommunications market, however, will continue to affect developments on Deutsche Telekom’s domestic sales markets.

Deutsche Telekom faces the challenges

Deutsche Telekom is responding to continuous technological change and fierce competition in its sales markets by taking targeted measures. The most important of these are:

•

Improvements to the service culture and processes, investments in future product areas and simplification of the product range and pricing models tailored to target groups, with the aim of safeguarding existing customer relationships in the long term and attracting new customers.

•	Cost-cutting measures and further rationalization investments in more cost-effective IP networks.

•

Continuation of measures to adjust the workforce structure. The necessary staff reduction will be primarily implemented using socially responsible and voluntary instruments such as partial and early retirement arrangements, and severance and voluntary redundancy payments.

•	Targeted consolidation in markets where Deutsche Telekom currently has a presence, but also activities outside these markets to leverage international economies of scale and synergies.

•

Proactive participation in important trends (mobile Internet, Web 2.0) through proprietary innovations, partnerships with other providers to integrate popular Internet services, and entrepreneurial involvement in related products and concepts.

6	Outlook contains forward-looking statements that reflect management’s current views with respect to future events. Words such as “assume,” “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “could,” “plan,” “project,” “should,” “want” and similar expressions identify forward-looking statements. These forward-looking statements include statements on the expected development of net revenue, earnings, and personnel figures for 2008 and 2009. Such statements are subject to risks and uncertainties, such as an economic downturn in Europe or North America, changes in exchange and interest rates, the outcome of disputes in which Deutsche Telekom is involved, and competitive and regulatory developments. Some uncertainties or other imponderabilities that might influence Deutsche Telekom’s ability to achieve its objectives, are described in the “Risk and opportunity management” section in the management report and in the “Forward Looking Statements” and “Risk Factors” sections in the Annual Report on Form 20-F and the disclaimer at the end of the Annual Report. Should these or other uncertainties and imponderabilities materialize or the assumptions underlying any of these statements prove incorrect, the actual results may be materially different from those expressed or implied by such statements. We do not guarantee that our forward-looking statements will prove correct. The forward-looking statements presented here are based on the current structure of the Group, without regard to significant acquisitions, dispositions or business combinations Deutsche Telekom may choose to undertake. These statements are made with respect to conditions as of the date of this document’s publication. Without prejudice to existing obligations under capital market law, we do not intend or assume any obligation to update forward-looking statements.

Interim Group management report	42 | 43

All theses measures are based on the “Focus, fix and grow” strategy. Deutsche Telekom’s financial management ensures consistent implementation of this strategy – in spite of the fact that refinancing possibilities are currently limited due to the real estate crisis in the United States. The strategy contributes sustainably to the positive development of revenue and profits and to safeguarding cash flow. It therefore supports Deutsche Telekom’s efforts to continue offering its shareholders an attractive dividend.

General statement on business development in the Group

In view of the expected market situation in the individual operating segments, Deutsche Telekom aims to again achieve positive results for the entire Group.

Mobile Communications Europe

Deutsche Telekom expects customer numbers at Mobile Communications Europe to continue increasing and that the positive revenue and profit trends will also continue. The Company’s range of innovative data services, especially an enhanced, attractively priced web’n’walk offering with new mobile devices, is a key growth driver. In addition the full consolidation of Orange Nederland has a positive impact on growth. Additional cost savings will contribute to a positive bottom-line trend.

However, regulatory and legislative decisions and exchange rate risks, especially for the pound sterling, may negatively affect revenues and profits that are denominated in euros.

The Group’s capital expenditure activities in the 2008 financial year will continue to focus primarily on its mobile communications business. In Europe, key areas will include improvements in the quality of the GSM networks and the further roll-out of the UMTS networks.

Mobile Communications USA

Deutsche Telekom expects continued revenue and profit growth for the Mobile Communications USA operating segment on a U.S. dollar basis, above all due to the relatively high rate of increase in customer numbers. An important growth driver is the full consolidation of SunCom since February 22, 2008. The ongoing development of innovative data services will also support growth.

The U.S. dollar exchange rate risk, however, may continue to adversely affect revenue and profit on a euro basis.

The focus of capital expenditure in the United States is the improvement of network quality and coverage as well as the roll-out of 3G mobile networks.

Broadband/Fixed Network

Deutsche Telekom will defend its market leadership in the broadband business. The number of broadband lines will increase, partly as a result of strong market growth and a successful market strategy.

“Entertain” products introduced in 2007 will continue to be expanded with the inclusion of new features and new rates in order to open up the mass market. Market shares in the traditional fixed network business will continue to be lost as a result of competition and technological developments.

With its quality and service campaign, the Broadband/Fixed Network operating segment is focusing in 2008 on safeguarding and defending its core voice and access business, and broadband market leadership. In addition, Deutsche Telekom is focusing consistently on addressing growth areas with new products, for instance, an innovative IP connection that will offer customers many additional functions such as video telephony. Moreover, steps have been taken to reduce costs further along the entire value chain of the Broadband/Fixed Network operating segment.

Against this background, Deutsche Telekom expects the negative revenue and earnings trends in the Broadband/Fixed Network operating segment to slow.

Turning to infrastructure, Deutsche Telekom is continuing to expand the high-speed network in 2008. Other investments in network coverage and the performance of the existing IP network infrastructure are also planned.

Business Customers

In 2008, the Business Customers operating segment will continue the strategy it pursued in 2007, again focusing on network-centric ICT services. As a result of this strategy, in January 2008, T-Systems’ subsidiary Media&Broadcast was sold to the French provider Télédiffusion de France (TDF) and ActiveBilling, which manages Deutsche Telekom’s receivables, was transferred to the Broadband/Fixed Networks operating segment. Deutsche Telekom entered into a partnership with Cognizant to strengthen its Systems Integration business. The partnership is intended firstly to increase the number of specialists available internationally for on-site customer business and secondly to augment offshore resources for global customer projects.

Revenue and profit trends are expected to stabilize in the Business Customers operating segment in view of the measures described.

Group Headquarters & Shared Services

Earnings at Group Headquarters & Shared Services will be negatively impacted primarily by the performance of Vivento (in particular the establishment of capacity management). In addition, measures taken to centralize functions will initially have a negative effect. In this context, the systematic continuation of our measures to cut costs is expected to lead to efficiency gains in the coming years.

Interim consolidated financial statements	44 | 45

Interim consolidated financial statements.

Consolidated income statement.

	Q1 2008 millions of €	Q1 2007 millions of €	Change millions of €	Change %	FY 2007 millions of €
Net revenue	14,978	15,453	(475)	(3.1)	62,516

Cost of sales	(8,322)	(8,620)	298	3.5	(35,337)
Gross profit	6,656	6,833	(177)	(2.6)	27,179

Selling expenses	(3,709)	(3,973)	264	6.6	(16,644)
General and administrative expenses	(1,103)	(1,065)	(38)	(3.6)	(5,133)
Other operating income	755	386	369	95.6	1,645
Other operating expenses	(301)	(386)	85	22.0	(1,761)
Profit from operations	2,298	1,795	503	28.0	5,286

Finance costs	(572)	(658)	86	13.1	(2,514)
Interest income	71	47	24	51.1	261
Interest expense	(643)	(705)	62	8.8	(2,775)
Share of profit (loss) of associates and joint ventures accounted for using the equity method	10	3	7	n.a.	54
Other financial income (expense)	(116)	(94)	(22)	(23.4)	(374)
Profit (loss) from financial activities	(678)	(749)	71	9.5	(2,834)

Profit before income taxes	1,620	1,046	574	54.9	2,452

Income taxes	(561)	(471)	(90)	(19.1)	(1,374)
Profit after income taxes	1,059	575	484	84.2	1,078

Profit (loss) attributable to minority interests	135	116	19	16.4	509
Net profit (profit (loss) attributable to equity holders of the parent)	924	459	465	n.a.	569

Earnings per share

	Q1 2008	Q1 2007	Change	Change %	FY 2007
Earnings per share/ADS
Basic (€)	0.21	0.11	0.10	90.9	0.13
Diluted (€)	0.21	0.11	0.10	90.9	0.13

Consolidated balance sheet.

	Mar. 31, 2008 millions of €	Dec. 31, 2007 millions of €	Change millions of €	Change %	Mar. 31, 2007 millions of €
Assets
Current assets	16,052	15,945	107	0.7	17,332
Cash and cash equivalents	2,271	2,200	71	3.2	3,983
Trade and other receivables	7,130	7,696	(566)	(7.4)	7,643
Current recoverable income taxes	188	222	(34)	(15.3)	285
Other financial assets	2,544	2,019	525	26.0	1,623
Inventories	1,243	1,463	(220)	(15.0)	1,222
Non-current assets and disposal groups held for sale	632	1,103	(471)	(42.7)	477
Other assets	2,044	1,242	802	64.6	2,099
Non-current assets	102,307	104,719	(2,412)	(2.3)	112,103
Intangible assets	53,428	54,404	(976)	(1.8)	57,170
Property, plant and equipment	41,298	42,531	(1,233)	(2.9)	45,009
Investments accounted for using the equity method	111	109	2	1.8	144
Other financial assets	716	599	117	19.5	650
Deferred tax assets	6,253	6,610	(357)	(5.4)	8,579
Other assets	501	466	35	7.5	551

Total assets	118,359	120,664	(2,305)	(1.9)	129,435

Liabilities and shareholders’ equity
Current liabilities	22,409	23,215	(806)	(3.5)	21,112
Financial liabilities	9,230	9,075	155	1.7	7,939
Trade and other payables	5,750	6,823	(1,073)	(15.7)	5,867
Income tax liabilities	455	437	18	4.1	445
Other provisions	3,173	3,365	(192)	(5.7)	3,081
Liabilities directly associated with non-current assets and disposal groups held for sale	32	182	(150)	(82.4)	5
Other liabilities	3,769	3,333	436	13.1	3,775
Non-current liabilities	51,423	52,214	(791)	(1.5)	58,329
Financial liabilities	33,277	33,831	(554)	(1.6)	38,770
Provisions for pensions and other employee benefits	5,365	5,354	11	0.2	6,216
Other provisions	3,596	3,665	(69)	(1.9)	3,014
Deferred tax liabilities	6,398	6,676	(278)	(4.2)	7,955
Other liabilities	2,787	2,688	99	3.7	2,374
Liabilities	73,832	75,429	(1,597)	(2.1)	79,441

Shareholders’ equity	44,527	45,235	(708)	(1.6)	49,994
Issued capital	11,165	11,165	—	—	11,164
Capital reserves	51,525	51,524	1	0.0	51,507
Retained earnings including carryforwards	(15,621)	(16,226)	605	3.7	(13,778)
Other comprehensive income	(6,750)	(4,907)	(1,843)	(37.6)	(2,607)
Net profit	924	569	355	62.4	459
Treasury shares	(5)	(5)	—	—	(5)
Equity attributable to equity holders of the parent	41,238	42,120	(882)	(2.1)	46,740
Minority interests	3,289	3,115	174	5.6	3,254

Total liabilities and shareholders’ equity	118,359	120,664	(2,305)	(1.9)	129,435

Interim consolidated financial statements	46 | 47

Consolidated cash flow statement.

	Q1 2008 millions of €	Q1 2007 millions of €	FY 2007 millions of €
Profit after income taxes	1,059	575	1,078

Depreciation, amortization and impairment losses	2,657	2,748	11,611
Income tax expense (benefit)	561	471	1,374
Interest income and interest expenses	572	658	2,514
Other financial (income) expense	116	94	374
Share of (profit) loss of associates and joint ventures accounted for using the equity method	(10)	(3)	(54)
Profit on the disposal of fully consolidated subsidiaries	(501)	—	(379)
Other non-cash transactions	(10)	4	124
(Gain) loss from the disposal of intangible assets and property, plant and equipment	7	(112)	(42)
Change in assets carried as working capital	(212)	(1,160)	(1,072)
Change in provisions	(184)	3	1,825
Change in other liabilities carried as working capital	(171)	(898)	(1,391)
Income taxes received (paid)	(152)	157	171
Dividends received	36	6	36
Cash generated from operations	3,768	2,543	16,169
Interest paid	(680)	(689)	(4,005)
Interest received	243	211	1,550

Net cash from operating activities	3,331	2,065	13,714

Cash outflows for investments in
Intangible assets	(221)	(199)	(1,346)
Property, plant and equipment	(1,571)	(1,824)	(6,669)
Non-current financial assets	(22)	(15)	(264)
Investments in fully consolidated subsidiaries and business units	(1,028)	5	(1,547)
Proceeds from disposal of
Intangible assets	3	23	39
Property, plant and equipment	87	334	722
Non-current financial assets	99	47	133
Investments in fully consolidated subsidiaries and business units	735	0	888
Net change in short-term investments and marketable securities and receivables	(300)	127	(60)
Other	(5)	60	50

Net cash used in investing activities	(2,223)	(1,442)	(8,054)

Proceeds from issue of current financial liabilities	7,732	4,745	32,514
Repayment of current financial liabilities	(10,467)	(5,202)	(35,259)
Proceeds from issue of non-current financial liabilities	1,746	1,248	1,586
Repayment of non-current financial liabilities	(32)	(21)	(1,020)
Dividend payments	—	(122)	(3,762)
Proceeds from the exercise of stock options	2	6	24
Repayment of lease liabilities	(36)	(53)	(208)

Net cash (used in) from financing activities	(1,055)	601	(6,125)

Effect of exchange rate changes on cash and cash equivalents	18	(6)	(100)
Net increase (decrease) in cash and cash equivalents	71	1,218	(565)
Cash and cash equivalents, at the beginning of the period	2,200	2,765	2,765
Cash and cash equivalents, at end of the period	2,271	3,983	2,200

Statement of recognized income and expense.

	Q1 2008 millions of €	Q1 2007 millions of €	FY 2007 millions of €
Fair value measurement of available-for-sale securities
Change in other comprehensive income (not recognized in income statement)	1	0	(1)
Recognition of other comprehensive income in income statement	0	(1)	(1)
Fair value measurement of hedging instruments
Change in other comprehensive income (not recognized in income statement)	(80)	(14)	(118)
Recognition of other comprehensive income in income statement	(9)	(1)	3
Revaluation due to business combinations	(39)	(42)	(142)
Exchange differences on translation of foreign subsidiaries	(1,708)	(237)	(2,510)
Other income and expense recognized directly in equity	39	30	160
Actuarial gains and losses from defined benefit plans and other employee benefits	0	0	923
Deferred taxes on items in other comprehensive income	28	5	(228)

Income and expense recognized directly in equity	(1,768)	(260)	(1,914)

Profit after income taxes	1,059	575	1,078

Recognized income and expense	(709)	315	(836)

Minority interests	174	154	512
Equity attributable to equity holders of the parent	(883)	161	(1,348)

Interim consolidated financial statements	48 | 49

Selected explanatory notes.

Accounting policies.

In accordance with § 37x (3) of the Securities Trading Act (Wertpapierhandelsgesetz -WpHG), Deutsche Telekom AG’s quarterly financial report comprises interim consolidated financial statements and an interim management report for the Group. The interim consolidated financial statements were prepared in accordance with the International Financial Reporting Standards (IFRS) applicable to interim financial reporting as adopted by the EU. The interim management report for the Group was prepared in accordance with the applicable provisions of the WpHG.

Statement of Compliance

The interim consolidated financial statements for the period ended March 31, 2008 are in compliance with International Accounting Standard (IAS) 34. As permitted by IAS 34, it has been decided to publish a condensed version compared to the consolidated financial statements at December 31, 2007.

In the opinion of the Board of Management, the reviewed quarterly financial report includes all standard adjustments to be applied on an ongoing basis that are required to give a true and fair view of results of operations, financial position and cash flows of the Group. Please refer to the notes to the consolidated financial statements as of December 31, 2007 for the accounting policies applied for the Group’s financial reporting.

Deutsche Telekom adopted IFRS 8 “Operating Segments” starting with the consolidated financial statements as of December 31, 2007. Deutsche Telekom has adjusted the comparative amounts disclosed in the segment reporting for the reporting period presented as if IFRS 8 had always been applied.

Business combinations.

Deutsche Telekom took over full control of SunCom Wireless Holdings, Inc., Berwyn, United States (SunCom) on February 22, 2008 after the Group company T-Mobile USA Inc. acquired 100 percent of shares in the company. The acquisition of SunCom is part of the “Focus, fix and grow” strategy.

With the acquisition of SunCom, T-Mobile USA is expanding the coverage of its own mobile communications network in the Southeastern United States as well as in the Caribbean. SunCom’s customer base spreads over the U.S. states of North Carolina, South Carolina, Tennessee and Georgia, as well as Puerto Rico and the U.S. Virgin Islands. Like T-Mobile, the company operates its mobile communications network based on GSM/GPRS/EDGE. The T-Mobile group has been offering mobile communications services to its customers in these regions since 2004 under a roaming agreement with SunCom.

The acquisition cost of the business combination, including costs directly attributable to it, as of the acquisition date was USD 1.6 billion (EUR 1.1 billion). Cash and cash equivalents in the amount of EUR 52 million were acquired in conjunction with the purchase of SunCom. On the basis of a preliminary purchase price allocation, the business combination with SunCom resulted in goodwill of EUR 1.0 billion. This goodwill arises from synergies the merger of the two companies is expected to generate, particularly through the reduction of roaming costs, as well as marketing synergies. In addition, this goodwill reflects the overall growth opportunities for T-Mobile USA and mobile communications as a growth area created by the larger customer base and the expansion of the mobile communications network.

The fair values of SunCom’s acquired assets, liabilities and contingent liabilities recognized at the date of acquisition and their carrying amounts immediately prior to the business combination are presented in the table below. Since the results of the purchase price allocation are still preliminary, they are subject to change.

	Fair value at acquisition date millions of €	Carrying amounts immediately prior to the business combination millions of €
Assets	1,991	1,097

Current assets	243	255

Cash and cash equivalents	52	52
Financial assets	114	114
Trade and other receivables	54	55
Other assets	23	34

Non-current assets	1,748	842

Intangible assets	1,487	555
of which: goodwill	1,037	60
Property, plant and equipment	146	274
Other assets	115	13

Liabilities	911	925

Current liabilities	792	759

Financial liabilities	678	655
Trade and other payables	36	36
Other liabilities	78	68

Non-current liabilities	119	166

Financial liabilities	—	—
Other liabilities	119	166

SunCom was included in Deutsche Telekom’s consolidated financial statements as of February 22, 2008 for the first time. The Group’s net revenue in the reporting period increased by EUR 58 million as a result of the acquisition of SunCom. Had the business combination already occurred on January 1, 2008, the Group’s net revenue would have been approximately EUR 84 million higher. Net profit for the current period includes a net loss at SunCom of EUR 2 million. Net profit would have been lower still by approximately EUR 6 million – the amount of the net loss at SunCom – had the business combination been executed effective January 1, 2008.

Interim consolidated financial statements	50 | 51

Changes in the composition of the Group.

In the past year, Deutsche Telekom has acquired interests in various companies that were not yet, or only partially, included in the consolidated financial statements for the first three months of 2007. These were primarily Orange Nederland, included in the consolidated financial statements for the first time as of October 1, 2007, and ImmobilienScout GmbH, fully consolidated for the first time as of November 1, 2007. In addition, SunCom, which was acquired in the first quarter of the reporting period, was included in the consolidated financial statements for the first time effective February 22, 2008. In addition, the consolidated group no longer included the entities T-Online France and T-Online Spain which had still been part of the Broadband/Fixed Network operating segment in the first quarter of 2007 and which were sold as of June 30, 2007 and July 31, 2007 respectively. In addition, the composition of the Group reflected the transfer of operations of Vivento Technical Services and the deconsolidation of T-Systems Media&Broadcast effective January 1, 2008.

Effect of changes in the composition of the Group on the consolidated income statement for the first three months of 2008

	Mobile Communications Europe millions of €	Mobile Communications USA millions of €	Broadband/ Fixed Network millions of €	Business Customers millions of €	Group Headquarters & Shared Services millions of €	Total millions of €
Net revenue	131	58	(78)	(72)	3	42
Cost of sales	(130)	(29)	101	48	5	(5)

Gross profit (loss)	1	29	23	(24)	8	37

Selling expenses	(21)	(20)	48	3	9	19
General and administrative expenses	(10)	(9)	4	(1)	4	(12)
Other operating income	0	0	1	3	3	7
Other operating expenses	(1)	0	1	1	(3)	(2)

Profit (loss) from operations	(31)	0	77	(18)	21	49

Finance costs	0	(3)	0	0	0	(3)
Share of profit (loss) of associates and joint ventures accounted for using the equity method	0	0	0	0	0	0
Other financial income (expense)	0	0	0	1	0	1

Profit (loss) from financial activities	0	(3)	0	1	0	(2)

Profit (loss) before income taxes	(31)	(3)	77	(17)	21	47

Income taxes	8	1	(3)	0	1	7

Profit (loss) after income taxes	(23)	(2)	74	(17)	22	54

Profit (loss) attributable to minority interests	0	0	0	0	0	0
Net profit (loss)	(23)	(2)	74	(17)	22	54

Selected notes to the consolidated income statement.

Cost of sales

	Q1 2008 millions of €	Q1 2007 millions of €	Change millions of €	Change %	FY 2007 millions of €
Cost of sales	(8,322)	(8,620)	298	3.5	(35,337)

The decrease in the cost of sales compared with the first quarter of the prior year – aside from currency translation effects – was mainly due to cost reductions and efficiency gains.

Selling expenses

	Q1 2008 millions of €	Q1 2007 millions of €	Change millions of €	Change %	FY 2007 millions of €
Selling expenses	(3,709)	(3,973)	264	6.6	(16,644)

Selling expenses declined in comparison to the first three months of the prior year. The main reasons aside from changes in the composition of the Group and currency effects were a drop in dealer commissions and lower marketing expenses.

Profit/loss from financial activities

	Q1 2008 millions of €	Q1 2007 millions of €	Change millions of €	Change %	FY 2007 millions of €
Profit (loss) from financial activities	(678)	(749)	71	9.5	(2,834)
Finance costs	(572)	(658)	86	13.1	(2,514)
Interest income	71	47	24	51.1	261
Interest expense	(643)	(705)	62	8.8	(2,775)
Share of profit (loss) of associates and joint ventures accounted for using the equity method	10	3	7	n.a.	54
Other financial income (expense)	(116)	(94)	(22)	(23.4)	(374)

The decrease in the loss from financial activities compared with the first quarter of 2007 was mainly driven by finance costs. The favorable development of finance costs is mainly attributable to the decrease in average net debt in the first quarter of 2008 compared with the prior-year period.

Interim consolidated financial statements	52 | 53

Income taxes

	Q1 2008 millions of €	Q1 2007 millions of €	Change millions of €	Change %	FY 2007 millions of €
Income taxes	(561)	(471)	(90)	(19.1)	(1,374)

Despite a significant increase in profit before taxes, income taxes rose by a relatively minor amount in comparison with the prior-year period. This was mainly a result of the cut in the German income tax rate from 39 percent to 30.5 percent.

Other disclosures.

Personnel

	Q1 2008 millions of €	Q1 2007 millions of €	Change millions of €	Change %	FY 2007 millions of €
Personnel costs	(3,320)	(3,479)	159	4.6	(15,387)

The year-on-year decrease in personnel costs by EUR 0.2 billion to EUR 3.3 billion is mainly attributable to further staff reductions. Additional staff increases and the acquisition of SunCom in the Mobile Communications USA segment as well as the acquisition of Orange Nederland in the Mobile Communications Europe segment had an offsetting effect. This increase was more than compensated by exchange rate effects.

Average number of employees

	Q1 2008	Q1 2007	Change	Change %	FY 2007
Deutsche Telekom Group	238,073	247,288	(9,215)	(3.7)	243,736
Non-civil servants	202,488	207,106	(4,618)	(2.2)	205,471
Civil servants	35,585	40,182	(4,597)	(11.4)	38,265
Trainees and student interns	10,603	10,924	(321)	(2.9)	10,708

The decrease in the average number of employees was mainly driven by continued personnel reductions in Germany. Changes in the composition of the Group and an increase in the number of employees in the Mobile Communications USA operating segment had an offsetting effect.

Interim consolidated financial statements	54 | 55

Number of employees at balance sheet date

	Mar. 31, 2008	Dec. 31, 2007	Change	Change %	Mar. 31, 2007
Deutsche Telekom Group	237,757	241,426	(3,669)	(1.5)	247,125
Germany	145,003	148,938	(3,935)	(2.6)	158,323
International	92,754	92,488	266	0.3	88,802
Non-civil servants	202,586	205,867	(3,281)	(1.6)	207,163
Civil servants	35,171	35,559	(388)	(1.1)	39,962
Trainees and student interns	10,534	11,932	(1,398)	(11.7)	10,906

The decrease in the number of employees as of the balance sheet date is also attributable to continued personnel reductions in Germany. This decline was partially offset by changes in the composition of the Group and an increase of personnel in the Mobile Communications USA operating segment.

Depreciation, amortization and impairment losses

	Q1 2008 millions of €	Q1 2007 millions of €	Change millions of €	Change %	FY 2007 millions of €
Amortization and impairment of intangible assets	(776)	(781)	5	0.6	(3,490)
of which: UMTS licenses	(221)	(228)	7	3.1	(908)
of which: U.S. mobile communications licenses	(14)	(7)	(7)	(100.0)	(9)
of which: goodwill	—	—	—	—	(327)
Depreciation and impairment of property, plant and equipment	(1,881)	(1,967)	86	4.4	(8,121)
Total depreciation, amortization and impairment losses	(2,657)	(2,748)	91	3.3	(11,611)

Depreciation, amortization and impairment losses in the first quarter decreased year-on-year by EUR 0.1 billion, mainly as a result of lower depreciation of technical equipment and machinery.

Earnings per share

Basic and diluted earnings per share are calculated in accordance with IAS 33 as follows:

	Q1 2008	Q1 2007	FY 2007
Calculation of basic earnings per share
Net profit (basic) (millions of €)	924	459	569
Number of ordinary shares issued (millions)	4,361	4,361	4,361
Treasury shares held by Deutsche Telekom AG (millions)	(2)	(2)	(2)
Shares reserved for outstanding options granted to T-Mobile USA and Powertel (millions)	(19)	(21)	(20)
Adjusted weighted average number of ordinary shares outstanding (basic) (millions)	4,340	4,338	4,339

Basic earnings per share/ADS (€)	0.21	0.11	0.13

The calculation of basic earnings per share is based on the time-weighted total number of all ordinary shares outstanding. The number of ordinary shares issued already includes all shares newly issued in the reporting period in line with their time weighting.

	Q1 2008	Q1 2007	FY 2007
Calculation of diluted earnings per share
Net profit (diluted) (millions of €)	924	459	569
Adjusted weighted average number of ordinary shares outstanding (basic) (millions)	4,340	4,338	4,339
Dilutive potential ordinary shares from stock options and warrants (millions)	1	1	1
Weighted average number of ordinary shares outstanding (diluted) (millions)	4,341	4,339	4,340

Diluted earnings per share/ADS (€)	0.21	0.11	0.13

Interim consolidated financial statements	56 | 57

Selected notes to the consolidated balance sheet.

Cash and cash equivalents

In the reporting period, cash and cash equivalents increased slightly from EUR 2.2 billion to EUR 2.3 billion. The increase was mainly driven by the positive free cash flow and the proceeds from the sale of Media&Broadcast, partially offset by the acquisition of SunCom, in particular.

Detailed information can be found in the consolidated cash flow statement.

Non-current assets and disposal groups held for sale

As of March 31, 2008, current assets included EUR 632 million lion in non-current assets and disposal groups held for sale including, in particular, Deutsche Telekom AG’s real estate portfolio and the equity interests in Orange Nederland Breedband, purchased as part of the acquisition of Orange Nederland with the intention to sell.

Deutsche Telekom sold the T-Systems subsidiary Media&Broadcast effective January 1, 2008. The sale is part of the “Focus, fix and grow” strategy. In addition, the operations of Vivento Technical Services GmbH were transferred to Nokia Siemens Networks as part of a strategic partnership for managed services and network modernization between Deutsche Telekom AG and Nokia Siemens Networks.

Deutsche Telekom AG real estate portfolio

The real estate portfolio held for sale by Group Headquarters & Shared Services relates to land and buildings not required for operations in the amount of EUR 447 million.

These properties are scheduled to be sold within twelve months via the customary channels.

Orange Nederland Breedband

By acquiring 100 percent of the equity interests in Orange Nederland N.V., The Hague, Netherlands and in Orange Nederland Breedband B.V., Amsterdam, Netherlands (Orange Nederland Breedband) Deutsche Telekom gained control of these two entities effective October 1, 2007. The acquisition was conducted indirectly through T-Mobile Netherlands Holding B.V., part of the Mobile Communications Europe operating segment, with the intention to sell the acquired equity stake in Orange Nederland Breedband in the near future. The acquired assets and liabilities were recognized in the interim consolidated financial statements at fair value (less costs to sell) of EUR 133 million.

T-Systems Media&Broadcast

Deutsche Telekom AG sold the T-Systems subsidiary Media&Broadcast GmbH to the French TDF (Télédiffusion de France) group effective January 1, 2008. The net disposal proceeds amount to EUR 0.7 billion. TDF has taken over all shares in the subsidiary, which installs and operates multimedia TV and radio broadcasting platforms and was assigned to the Business Customers operating segment. The gain resulting from the entity’s sale and deconsolidation in the amount of EUR 0.5 billion is included in other operating income.

Vivento Technical Services

The transfer of operations of Vivento Technical Services GmbH to Nokia Siemens Networks as part of a strategic partnership for managed services and network modernization between Deutsche Telekom AG and Nokia Siemens Networks became effective January 1, 2008. Nokia Siemens Networks is one of the world’s leading providers of infrastructure products and services for the communications industry. The company is headquartered in Espoo, Finland.

The transfer of operations provides for the transfer of the operating assets of Vivento Technical Services GmbH as well as continued support by Deutsche Telekom in order to promote a successful transfer of operations of Vivento Technical Services GmbH to Nokia Siemens Networks. Vivento Technical Services is assigned to the operating segment Group Headquarters & Shared Services.

Intangible assets and property, plant and equipment

	Mar. 31, 2008 millions of €	Dec. 31, 2007 millions of €	Change millions of €	Change %	Mar. 31, 2007 millions of €
Intangible assets	53,428	54,404	(976)	(1.8)	57,170
of which: UMTS licenses	11,311	11,856	(545)	(4.6)	12,811
of which: U.S. mobile communications licenses	15,498	16,357	(859)	(5.3)	18,022
of which: goodwill	21,197	20,640	557	2.7	20,884
Property, plant and equipment	41,298	42,531	(1,233)	(2.9)	45,009

The decrease in the carrying amounts of intangible assets and property, plant and equipment is primarily attributable to exchange rate effects totaling approximately EUR 2.6 billion, as well as depreciation, amortization and impairment losses of EUR 2.7 billion. These aggregate amounts compare to investments of approximately EUR 1.5 billion as well as additions of around EUR 1.6 billion from the acquisition of SunCom. Of this total, goodwill accounts for EUR 1.0 billion.

Interim consolidated financial statements	58 | 59

Additions to assets

	Q1 2008 millions of €	Q1 2007[a] millions of €	Change millions of €	Change %	FY 2007[a] millions of €
Additions to assets	2,565	1,506	1,059	70.3	9,077
Intangible assets	1,244	211	1,033	n.a.	2,188
Property, plant and equipment	1,321	1,295	26	2.0	6,889

a	These include investments totaling EUR 112 million for parts of Centrica PLC taken over by T-Systems UK as part of an asset deal.

Aside from changes in the composition of the Group, the additions to assets in the first quarter of 2008 are attributable to the expansion of digital mobile communications networks in Europe and of networks in the United States. In the Broadband/Fixed Network segment, investments were also made in the expansion of the access network, in VDSL as the basis for Entertain, and in ADSL2+ technology.

The year-on-year increase in the investment volume resulted mainly from the goodwill recognized in connection with the acquisition of SunCom.

Statement of changes in equity

	Equity attributable to equity holders of the parent
	Equity contributed	Consolidated shareholders’ equity generated			Other comprehensive income	Treasury shares
	Issued capital millions of €	Capital reserves millions of €	Retained earnings incl. carryforwards millions of €	Net profit (loss) millions of €	millions of €	millions of €
Balance at Jan. 1, 2007	11,164	51,498	(16,977)	3,165	(2,275)	(5)

Changes in the composition of the Group
Profit after income taxes				459
Unappropriated net profit (loss) carried forward			3,165	(3,165)
Dividends
Proceeds from the exercise of stock options		9
Actuarial gains and losses
Change in other comprehensive income (not recognized in income statement)			34		(330)
Recognition of other comprehensive income in income statement					(2)

Balance at Mar. 31, 2007	11,164	51,507	(13,778)	459	(2,607)	(5)

Balance at Jan. 1, 2008	11,165	51,524	(16,226)	569	(4,907)	(5)

Changes in the composition of the Group
Profit after income taxes				924
Unappropriated net profit (loss) carried forward			569	(569)
Dividends
Proceeds from the exercise of stock options		1
Actuarial gains and losses
Change in other comprehensive income (not recognized in income statement)			36		(1,836)
Recognition of other comprehensive income in income statement					(7)

Balance at Mar. 31, 2008	11,165	51,525	(15,621)	924	(6,750)	(5)

Interim consolidated financial statements	60 | 61

		Minority interests			Total (consolidated shareholders’ equity)
	Total (equity attributable to equity holders of the parent) millions of €	Minority interest capital millions of €	Other comprehensive income millions of €	Total (minority interests) millions of €	millions of €
Balance at Jan. 1, 2007	46,570	2,895	205	3,100	49,670

Changes in the composition of the Group	0			0	0
Profit after income taxes	459	116		116	575
Unappropriated net profit (loss) carried forward	0			0	0
Dividends	0			0	0
Proceeds from the exercise of stock options	9			0	9
Actuarial gains and losses	0			0	0
Change in other comprehensive income (not recognized in income statement)	(296)	(4)	42	38	(258)
Recognition of other comprehensive income in income statement	(2)			0	(2)

Balance at Mar. 31, 2007	46,740	3,007	247	3,254	49,994

Balance at Jan. 1, 2008	42,120	2,911	204	3,115	45,235

Changes in the composition of the Group	0			0	0
Profit after income taxes	924	135		135	1,059
Unappropriated net profit (loss) carried forward	0			0	0
Dividends	0			0	0
Proceeds from the exercise of stock options	1			0	1
Actuarial gains and losses	0			0	0
Change in other comprehensive income (not recognized in income statement)	(1,800)	3	36	39	(1,761)
Recognition of other comprehensive income in income statement	(7)			0	(7)

Balance at Mar. 31, 2008	41,238	3,049	240	3,289	44,527

The decrease in shareholders’ equity is primarily attributable to unfavorable exchange rate effects from the translation of foreign group companies recorded in other comprehensive income. This was to a certain extent offset by the profit for the period.

A total of 1,881,508 treasury shares were held at March 31, 2008. Treasury shares accounted for 0.04 percent of capital stock.

Stock-based compensation plans.

Stock-based compensation plans exist at Deutsche Telekom AG (including the plans at the former T-Online International AG issued prior to the merger), T-Mobile USA, T-Mobile UK, Magyar Telekom and PTC.

Stock-based compensation plans currently in existence within the Group are summarized below. Details of the plans can be found in Note 42 to the consolidated financial statements in the 2007 Annual Report.

Stock option plans (SOPs).

Deutsche Telekom AG stock option plans

The following table provides an overview of the development of the total stock options issued by Deutsche Telekom AG held under the 2001 plan:

	SOP 2001		SAR 2001
	Stock options thousands	Weighted average exercise price €	SARs[a] thousands	Weighted average exercise price €
Outstanding stock options at Jan. 1, 2008	9,746	24.47	142	29.76
Granted	0	—	0	—
Exercised	22	12.36	0	—
Forfeited	189	29.27	3	22.00
Outstanding at Mar. 31, 2008	9,535	24.41	139	29.93
Exercisable as of Mar. 31, 2008	9,535	24.41	139	29.93

a	SARs: Stock appreciation rights represent an entitlement to cash compensation rather than shares.

Interim consolidated financial statements	62 | 63

T-Online International AG stock option plans (prior to merger)

The following table provides an overview of the development of total stock options issued by the former T-Online International AG (prior to merger) held under the 2001 plan. The options are converted into shares of Deutsche Telekom AG when exercised.

	SOP 2001
	Stock options thousands	Weighted average exercise price €
Outstanding stock options at Jan. 1, 2008	3,085	10.30
Granted	0	—
Exercised	0	—
Forfeited	129	10.32
Outstanding at Mar. 31, 2008	2,956	10.30
Exercisable as of Mar. 31, 2008	2,938	10.30

T-Mobile USA (VoiceStream/Powertel) stock option plan

The following table provides an overview of the development of total stock options issued under the stock option plans of T-Mobile USA, including performance options, and Powertel, which were combined in 2004. The options are converted into American Depository Shares (ADSs) when exercised.

	Stock options thousands	Weighted average exercise price USD
Outstanding stock options at Jan. 1, 2008	7,079	22.75
Granted	0	—
Exercised	169	10.04
Forfeited	149	26.52
Expired	0	—
Outstanding at Mar. 31, 2008	6,761	22.99
Exercisable as of Mar. 31, 2008	6,761	22.99

Mid-term incentive plan/long-term incentive plan.

Mid-term incentive plans (MTIPs) exist at Deutsche Telekom AG (including the plans at the former T-Online International AG issued prior to the merger), T-Mobile USA, T-Mobile UK and Magyar Telekom to promote competitive total compensation for members of the Board of Management, senior executives and other beneficiaries at the Deutsche Telekom Group.

Additionally, T-Mobile USA and PTC have established performance cash plan programs with long-term incentive plans (LTIPs).

The most important changes to the Group’s MTIPs and LTIPs since year-end 2007 are detailed below. Details of the plans can be found in Note 42 to the consolidated financial statements in the 2007 Annual Report.

Deutsche Telekom AG MTIP

An MTIP for Deutsche Telekom AG was issued for the last time on a revolving cycle for the year 2008 and will remain in force until the end of 2010.

The absolute performance target will be met if at the end of the term of the three-year plan, Deutsche Telekom’s share price has risen by at least 30 percent since the beginning of the plan. The relative performance target will be met if the total return of the T-Share outperforms the Dow Jones Euro STOXX Total Return Index on a percentage basis during the term of the plan. The weighting of the two targets, which are independent of each other, is 50 percent each and the payment upon target achievement is structured in the same way.

T-Mobile USA LTIP

For 2008, T-Mobile USA set up a new LTIP that, like the LTIP plan for the years 2007 and 2006, takes customer growth and the development of the company’s shareholder value into consideration as targets.

T-Mobile UK MTIP

For T-Mobile UK, an MTIP is also being issued for the last time as part of a revolving cycle. In addition to the two performance targets for Deutsche Telekom AG, T-Mobile UK has introduced a third target for a defined group of participants which is based on the cash contribution (EBITDA before investments in intangible assets (excluding goodwill) and property, plant and equipment). The third performance target can only be achieved after the two other performance targets have been met.

Interim consolidated financial statements	64 | 65

Magyar Telekom MTIP

Magyar Telekom’s MTIP launched for 2008, also issued for the last time on a revolving cycle, is generally based on the same terms and conditions as Deutsche Telekom AG’s MTIP. However, performance is measured in terms of the development of Magyar Telekom’s shares and the Dow Jones EURO STOXX Total Return Index.

Polska Telefonia Cyfrowa (PTC) LTIP

Under the LTIP at PTC newly issued for 2008, the bonus is determined based on the achievement of the EBITDA target and, as in the case of previously issued LTIPs, is calculated separately for each cycle.

Income of EUR 3 million was recognized in the first quarter of 2008 in connection with the reversal of provisions for the MTIPs linked to the development of the T-Share due to a sustained shortfall in the expectations for the performance of the T-Share relative to the defined performance targets. Expenditures for LTIPs at T-Mobile USA and PTC amounted to EUR 19 million.

Contingencies and other financial obligations.

Contingencies and other financial obligations decreased by EUR 2.3 billion compared with December 31, 2007 to EUR 32.2 billion. The decrease is mainly due to the acquisition of SunCom Wireless Holdings, Inc. by T-Mobile USA in February of 2008. In addition, the present value of payments to be made by Deutsche Telekom to the special pension fund or its successors pursuant to the provisions of the German Posts and Telecommunications Reorganization Act (Postneuordnungsgesetz – PTNeuOG) decreased by EUR 0.7 billion compared with December 31, 2007. The decrease in the present value is the result of the pre-payment of the annual obligation of EUR 0.8 billion and, in an offsetting effect, interest added to the present value amounting to EUR 0.1 billion.

Executive bodies.

Dr. Klaus Zumwinkel resigned his position as Chairman of, as well as his seat on, the Supervisory Board at the Supervisory Board meeting on February 27, 2008. At the same meeting, Dr. Klaus G. Schlede was elected Chairman of the Supervisory Board. Dr. Arndt Overlack was appointed to the Supervisory Board by court order effective March 6, 2008 and resigned his seat effective April 16, 2008. Thereupon Prof. Dr. Ulrich Lehner was appointed as a member of the Supervisory Board by court order for a limited term with effect from April 17, 2008 until the end of the forthcoming shareholders’ meeting. The Supervisory Board elected him its Chairman on April 25, 2008. Election by the shareholders at the upcoming shareholders’ meeting is scheduled to supersede the appointment by court order. Accordingly, the Supervisory Board will propose to the shareholders’ meeting the election of Prof. Ulrich Lehner, a member of the Shareholders’ Committee of Henkel AG & Co. KGaA, to the Supervisory Board.

The Supervisory Board will further propose to the shareholders’ meeting to elect Hans Martin Bury, Managing Director of the investment bank Lehman Brothers Bankhaus AG, to the Supervisory Board to succeed Dr. Klaus G. Schlede, who will retire from the Supervisory Board at the end of the 2008 shareholders’ meeting.

Effective as of December 31, 2007, Wolfgang Schmitt resigned his position as Supervisory Board member representing executives and senior executives because of his retirement from the Company. He was replaced by Hermann Josef Becker, who was appointed to the Supervisory Board by court order with effect from January 1, 2008.

Significant events after the balance sheet date (March 31, 2008).

For significant events after the balance sheet date, please refer to the “Outlook” section.

Interim consolidated financial statements	66 | 67

Selected notes to the consolidated cash flow statement.

Net cash from operating activities

Net cash from operating activities amounted to EUR 3.3 billion in the reporting period, compared with EUR 2.1 billion in the prior-year period. The increase is primarily attributable to favorable changes in working capital, partly offset by the year-on-year increase of EUR 0.3 billion in tax payments.

Net cash used in investing activities

Net cash used in investing activities totaled EUR 2.2 billion as compared with EUR 1.4 billion in the same period of the previous year. The main factors contributing to this change were cash paid for the acquisition of SunCom as well as the decrease in short-term investments, marketable securities and receivables. These were largely offset by cash proceeds of EUR 0.7 billion from the sale of Media&Broadcast.

Net cash used in/ from financing activities

Net cash outflows from financing activities in the first quarter of 2008 totaled EUR 1.1 billion compared with net cash inflows of EUR 0.6 billion in the same period of the prior year.

The year-on-year change is attributable to an increase of EUR 5.3 billion in repayments of financial liabilities, which was partly offset by an increase of EUR 3.5 billion in new issues of financial liabilities.

Repayments in the first quarter of 2008 mainly included a EUR 1.0 billion repayment of a medium-term note and a net repayment of EUR 1.4 billion on drawdowns on bilateral credit lines. Financial liabilities issued in the same period consisted of promissory notes (EUR 0.9 billion), medium-term notes (EUR 0.2 billion), a Samurai bond (EUR 0.3 billion), and a loan from the European Investment Bank (EUR 0.3 billion).

Segment reporting.

The following tables give an overall summary of Deutsche Telekom’s operating segments for the first quarters of 2008 and 2007 as well as for the full 2007 financial year. Segment reporting further includes a reconciliation of the total profit/loss of the segments to the Group’s profit/loss for the respective period.

Segment information in the quarters

Q1 2008 Q1 2007	Net revenue millions of €	Inter- segment revenue millions of €	Total revenue millions of €	EBIT (profit (loss) from operations) millions of €	Depreciation and amortization millions of €	Impairment losses millions of €	Segment assets millions of €	Investments accounted for using the equity method millions of €
Mobile Communications
Europe	4,835	157	4,992	759	(940)	0	33,842	1
	4,784	160	4,944	607	(979)	0	36,112	0
Mobile Communications
USA	3,457	4	3,461	502	(446)	(14)	29,526	11
	3,462	6	3,468	459	(469)	(7)	32,404	7
Broadband/Fixed Network	4,511	871	5,382	909	(899)	(2)	26,264	86
	4,935	897	5,832	976	(904)	(4)	26,902	120
Business Customers	2,025	578	2,603	479	(193)	(1)	7,849	9
	2,183	723	2,906	44	(217)	0	9,446	15
Group Headquarters & Shared Services	150	734	884	(277)	(172)	(5)	12,219	4
	89	863	952	(250)	(174)	(8)	12,129	2
Total	14,978	2,344	17,322	2,372	(2,650)	(22)	109,700	111
	15,453	2,649	18,102	1,836	(2,743)	(19)	116,993	144
Reconciliation	—	(2,344)	(2,344)	(74)	14	1	(3,314)	0
	—	(2,649)	(2,649)	(41)	14	0	(2,713)	0
Group	14,978	—	14,978	2,298	(2,636)	(21)	106,386	111
	15,453	—	15,453	1,795	(2,729)	(19)	114,280	144

Interim consolidated financial statements	68 | 69

Segment information for the 2007 financial year

FY 2007	Net revenue millions of €	Inter- segment revenue millions of €	Total revenue millions of €	EBIT (profit (loss) from operations) millions of €	Depreciation and amortization millions of €	Impairment losses millions of €	Segment assets millions of €	Investments accounted for using the equity method millions of €
Mobile Communications
Europe	20,000	713	20,713	2,436	(3,903)	(338)	35,151	0
Mobile Communications
USA	14,050	25	14,075	2,017	(1,883)	(9)	30,146	10
Broadband/Fixed Network	19,072	3,618	22,690	3,250	(3,605)	(70)	25,668	86
Business Customers	8,971	3,016	11,987	(323)	(882)	(25)	9,352	9
Group Headquarters & Shared Services	423	3,445	3,868	(1,973)	(708)	(259)	11,946	4
Total	62,516	10,817	73,333	5,407	(10,981)	(701)	112,263	109
Reconciliation	—	(10,817)	(10,817)	(121)	48	23	(3,201)	0
Group	62,516	—	62,516	5,286	(10,933)	(678)	109,062	109

Reconciliation of total profit/loss of segments to the Group’s profit/loss for the period

	Q1 2008 millions of €	Q1 2007 millions of €	FY 2007 millions of €
Total profit (loss) of reportable segments	2,372	1,836	5,407
Reconciliation to the Group	(74)	(41)	(121)
Profit from operations (EBIT) of the Group	2,298	1,795	5,286
Profit (loss) from financial activities	(678)	(749)	(2,834)

Profit before taxes	1,620	1,046	2,452

Income taxes	(561)	(471)	(1,374)

Profit after income taxes	1,059	575	1,078

Bonn, May 8, 2008

Deutsche Telekom AG

Board of Management

René Obermann	Dr. Karl-Gerhard Eick	Hamid Akhavan

Reinhard Clemens	Timotheus Höttges	Thomas Sattelberger

Review report by the auditors	70 | 71

Review report by the auditors.

To Deutsche Telekom AG.

We have reviewed the condensed consolidated interim financial statements — comprising the income statement, balance sheet, cash flow statement, statement of recognized income and expense and selected explanatory notes — together with the interim Group management report of Deutsche Telekom AG, Bonn, for the period from January 1 to March 31, 2008 which are components of the quarterly financial report pursuant to § 37x(3) WpHG (Wertpapier- handelsgesetz - German Securities Trading Act). The preparation of the condensed consolidated interim financial statements in accordance with the IFRSs applicable to interim financial reporting as adopted by the EU and of the interim Group management report in accordance with the provisions of the German Securities Trading Act applicable to interim group management reports is the responsibility of the parent company’s board of management. Our responsibility is to issue a review report on the condensed consolidated interim financial statements and on the interim Group management report based on our review.

We conducted our review of the condensed consolidated interim financial statements and the interim Group management report in accordance with German generally accepted standards for the review of financial statements promulgated by the Institut der Wirtschaftsprüfer (Institute of Public Auditors in Germany) (IDW) and additionally in accordance with the International Standard on Review Engagements, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” (ISRE 2410). Those standards require that we plan and perform the review so that we can preclude through critical evaluation, with moderate assurance, that the condensed consolidated interim financial statements have not been prepared, in all material respects, in accordance with the IFRSs applicable to interim financial reporting as adopted by the EU and that the interim Group management report has not been prepared, in all material respects, in accordance with the provisions of the German Securities Trading Act applicable to interim group management reports. A review is limited primarily to inquiries of company personnel and analytical procedures and thus provides less assurance than an audit. Since, in accordance with our engagement, we have not performed a financial statement audit, we cannot express an audit opinion.

Based on our review, no matters have come to our attention that cause us to presume that the condensed consolidated interim financial statements have not been prepared, in all material respects, in accordance with the IFRSs applicable to interim financial reporting as adopted by the EU nor that the interim Group management report has not been prepared, in all material respects, in accordance with the provisions of the German Securities Trading Act applicable to interim group management reports.

Stuttgart/Frankfurt am Main, May 8, 2008

Ernst & Young AG	PricewaterhouseCoopers
Wirtschaftsprüfungsgesellschaft	Aktiengesellschaft
Steuerberatungsgesellschaft	Wirtschaftsprüfungsgesellschaft
Stuttgart	Frankfurt am Main

(Prof. Dr. Wollmert) Wirtschaftsprüfer	(Prof. Dr. Kämpfer) Wirtschaftsprüfer

(Forst) Wirtschaftsprüfer	(Menke) Wirtschaftsprüfer

Reconciliation of pro forma figures.

Pro forma figures include EBITDA and EBITDA adjusted for special factors, EBITDA margin, EBITDA margin adjusted for special factors, as well as free cash flow, and gross and net debt.

Pro forma figures are not governed by the International Financial Reporting Standards (IFRS). As other companies may not compute the pro forma figures presented by Deutsche Telekom by the same method, Deutsche Telekom’s pro forma figures may or may not be comparable with disclosures by other companies using similar designations.

The pro forma figures in this Interim Report should not be viewed in isolation as an alternative to profit/loss from operations, net profit/loss, net cash from operating activities or the debt reported in the consolidated balance sheet, or other Deutsche Telekom key performance indicators presented in accordance with IFRS.

EBITDA and EBITDA adjusted for special factors.

EBITDA

EBITDA for the operating segments and for the Group as a whole is derived from profit/loss from operations (EBIT). This measure of earnings before profit/loss attributable to minority interests, income taxes and profit/loss from financial activities is adjusted for depreciation, amortization and impairment losses to calculate EBITDA. It should be noted that Deutsche Telekom’s definition of EBITDA may differ from that used by other companies.

In this definition, profit/loss from financial activities includes finance costs, the share of the profit/loss of associates and joint ventures accounted for using the equity method, and other financial income/expense. As it is based on profit/loss from operations, this method of computation allows EBITDA to be derived in a uniform manner on the basis of a measure of earnings in accordance with IFRS published for the operating segments and the Group as a whole.

EBITDA is an important indicator used by Deutsche Telekom’s senior operating decision-makers to manage Deutsche Telekom’s operating activities and to measure the performance of the individual segments.

Adjusted EBITDA

Deutsche Telekom defines EBITDA adjusted for special factors as profit/loss from operations (EBIT) before depreciation, amortization, and impairment losses and before the effects of any special factors.

Deutsche Telekom uses EBITDA adjusted for special factors as an internal performance indicator for the management of its operational business activities, and to allow it to better evaluate and compare developments over several reporting periods. For further details concerning the effects of special factors on Group EBITDA and the EBITDA of the operating segments please refer to the section on “Special factors.”

Reconciliation of pro forma figures	72 | 73

EBITDA margin/ adjusted EBITDA margin

To compare the earnings performance of profit-oriented units of different sizes, the EBITDA margin and the adjusted EBITDA margin (EBITDA to revenue) are presented in addition to EBITDA and adjusted EBITDA. The EBITDA margin is calculated as the ratio of EBITDA to net revenue (EBITDA divided by net revenue).

Special factors.

Deutsche Telekom’s net profit/loss and EBITDA of the Group and of the operating segments were affected by a number of special factors in both the reporting period as well as the prior-year periods.

The underlying aim is to eliminate special factors that affect the operating activities and thus make it more difficult to compare EBITDA, net profit/loss and other financial measures of the Group and the operating segments with corresponding figures for prior periods. In addition, a statement about the future development of EBITDA and net profit is only possible to a limited extent due to such special factors. On the basis of the unadjusted financial measures, the adjusted values are calculated by adding (expenses) or deducting (income) the special factors.

Adjustments are made irrespective of whether the relevant income and expenses are reported in profit/loss from operations, profit/loss from financial activities, or in tax expense. Income and expenses directly relating to the items being adjusted are also adjusted.

The following table presents a reconciliation of individual items in the consolidated income statement to the corresponding amounts as adjusted for special factors. In addition, the table also shows the method used by Deutsche Telekom to derive EBITDA and EBITDA adjusted for special factors for the entire Group from profit/loss from operations (EBIT) in accordance with IFRS. Reconciliations are presented for both the reporting period and the prior-year period.

Reconciliation of the consolidated income statement

	Q1 2008 millions of €	Special factors in Q1 2008 millions of €	Q1 2008 without special factors millions of €
Net revenue	14,978	—	14,978
Cost of sales	(8,322)	(42)[a]	(8,280)
Gross profit (loss)	6,656	(42)	6,698

Selling expenses	(3,709)	(89)[b]	(3,620)
General and administrative expenses	(1,103)	(19)[b]	(1,084)
Other operating income	755	489 [c]	266
Other operating expenses	(301)	(70)[d]	(231)
Profit (loss) from operations (EBIT)	2,298	269	2,029

Profit (loss) from financial activities	(678)	(43)[e]	(635)
Profit (loss) before income taxes	1,620	226	1,394

Income taxes	(561)	(51)[f]	(510)
Profit (loss) after income taxes	1,059	175	884

Profit (loss) attributable to minority interests	135	1	134
Net profit	924	174	750
Profit (loss) from operations (EBIT)	2,298	269	2,029
Depreciation, amortization and impairment losses	(2,657)	—	(2,657)
EBITDA	4,955	269	4,686

EBITDA margin (%)	33.1	n.a.	31.3

Personnel costs	(3,320)	(33)[g]	(3,287)
Personnel cost ratio (%)	22.2	n.a.	21.9

Special factors in the first quarter of 2008.

a	Non-personnel restructuring expenses as well as voluntary redundancy and severance payments.
b	Restructuring and other expenses.
c	Mainly gains on the disposal of T-Systems Media&Broadcast in the Business Customers operating segment.
d	Mainly costs from the sale of Vivento business units at the Group Headquarters & Shared Services operating segment and voluntary redundancy and severance payments.
e	Mainly expenses for interest added back to provisions in connection with the early retirement of civil servants as well as interest added back to provisions for partial retirement arrangements.
f	Tax effects from special factors on profit before income taxes.
g	Voluntary redundancy and severance payments.

Reconciliation of pro forma figures	74 | 75

	Q1 2007 millions of €	Special factors in Q1 2007 millions of €	Q1 2007 without special factors millions of €	FY 2007 without special factors millions of €
Net revenue	15,453	—	15,453	62,516
Cost of sales	(8,620)	(8)[h]	(8,612)	(34,085)
Gross profit (loss)	6,833	(8)	6,841	28,431

Selling expenses	(3,973)	6 [i]	(3,979)	(16,146)
General and administrative expenses	(1,065)	16 [j]	(1,081)	(4,432)
Other operating income	386	—	386	1,226
Other operating expenses	(386)	(153)[k]	(233)	(992)
Profit (loss) from operations (EBIT)	1,795	(139)	1,934	8,087

Profit (loss) from financial activities	(749)	(17)[l]	(732)	(2,825)
Profit (loss) before income taxes	1,046	(156)	1,202	5,262

Income taxes	(471)	52 [m]	(523)	(1,738)
Profit (loss) after income taxes	575	(104)	679	3,524

Profit (loss) attributable to minority interests	116	—	116	521
Net profit	459	(104)	563	3,003
Profit (loss) from operations (EBIT)	1,795	(139)	1,934	8,087
Depreciation, amortization and impairment losses	(2,748)	—	(2,748)	(11,239)
EBITDA	4,543	(139)	4,682	19,326

EBITDA margin (%)	29.4	n.a.	30.3	30.9

Personnel costs	(3,479)	18 [n]	(3,497)	(13,416)
Personnel cost ratio (%)	22.5	n.a.	22.6	21.5

Special factors in the first quarter of 2007.

h	Voluntary redundancy and severance payments and non-personnel restructuring expenses as well as offsetting income from the reversal of provisions in connection with the early retirement of civil servants.
i	Income from the reversal of provisions in connection with the early retirement of civil servants as well as voluntary redundancy and severance payments.
j	Income from the reversal of provisions in connection with the early retirement of civil servants as well as offsetting expenses for voluntary redundancy and severance payments, partial retirement and non-personnel restructuring.
k	Mainly costs arising from the sale of Vivento business units in the Group Headquarters & Shared Services operating segment.
l	Expenses for interest added back to provisions in connection with the early retirement of civil servants as well as interest added back to provisions for partial retirement arrangements.
m	Tax effects from special factors on profit before income taxes.
n	Mainly income from the reversal of provisions in connection with the early retirement of civil servants as well as offsetting voluntary redundancy and severance payments.

Free cash flow in the Group.

Deutsche Telekom defines free cash flow as cash generated from operations less interest paid and net cash outflows for investments in intangible assets (excluding goodwill) and property, plant and equipment. Cash outflows for investments in intangible assets (excluding goodwill) and property, plant and equipment are included net in the definition of free cash flow, i.e., after deducting the proceeds from disposal of intangible assets (excluding goodwill) and of property, plant and equipment.

Deutsche Telekom believes that free cash flow is used by investors as a measure to assess the Group’s cash generated from operations (after deductions for interest paid and cash outflows for investments in intangible assets (excluding goodwill) and property, plant and equipment), in particular with regard to subsidiaries, associates and joint ventures, and the repayment of debt. In adopting this definition, Deutsche Telekom reflects the fact that investments in new technologies and efficiency enhancements in operating activities enable tied-up capital to be released. These inflows should therefore be taken into account in assessing investment expenditure and included in free cash flow accordingly.

Free cash flow should not be used to determine the financial position of the Group. A further factor to be noted is that Deutsche Telekom’s definition of free cash flow and its methods of computing this measure are comparable with similarly designated measures and disclosures by other companies only to a limited extent.

Reconciliation of the Group’s free cash flow

	Q1 2008 millions of €	Q1 2007 millions of €	Change millions of €	Change %	FY 2007 millions of €
Cash generated from operations	3,768	2,543	1,225	48.2	16,169
Interest received (paid)	(437)	(478)	41	8.6	(2,455)
Net cash from operating activities	3,331	2,065	1,266	61.3	13,714
Cash outflows for investments in intangible assets (excluding goodwill) and property, plant and equipment	(1,792)	(2,023)	231	11.4	(8,015)
Free cash flow before proceeds from disposal of intangible assets (excluding goodwill) and property, plant and equipment	1,539	42	1,497	n.a.	5,699
Proceeds from disposal of intangible assets (excluding goodwill) and property, plant and equipment	90	357	(267)	(74.8)	761
Adjustment[a]	—	121	(121)	n.a.	121
Free cash flow before dividend payments	1,629	520	1,109	n.a.	6,581

a	In the first quarter of 2007 and in the full year 2007 this includes outflows totaling EUR 121 million for parts of Centrica PLC taken over by T-Systems UK in connection with an asset deal.

Reconciliation of pro forma figures	76 | 77

Gross and net debt in the Group.

Gross debt includes not only bonds and liabilities to banks, but also liabilities to non-banks from promissory notes, lease liabilities, liabilities arising from ABS transactions (capital market liabilities), liabilities from derivatives and cash collateral received for positive fair values of derivatives, as well as other interest-bearing financial liabilities.

Net debt is calculated by deducting cash and cash equivalents as well as financial assets classified as held for trading and available for sale (due ≤ 1 year). In addition, all derivative financial instruments and other financial assets are deducted from gross debt. Other financial assets include all cash collateral paid for negative fair values of derivatives and ABS transactions, as well as other interest-bearing financial assets.

Deutsche Telekom considers net debt to be an important performance indicator for investors, analysts and rating agencies. Deutsche Telekom also uses net debt for purposes of managing and controlling debt.

Reconciliation of the Group’s gross and net debt

	Mar. 31, 2008 millions of €	Dec. 31, 2007 millions of €	Mar. 31, 2007 millions of €
Bonds	31,712	32,294	36,176
Liabilities to banks	3,936	4,260	3,009
Liabilities to non-banks from promissory notes	733	690	680
Liabilities from derivatives	1,321	977	571
Lease liabilities	2,100	2,139	2,236
Liabilities arising from ABS transactions	—	—	1,216
Other financial liabilities	451	502	425
Gross debt	40,253	40,862	44,313
Cash and cash equivalents	2,271	2,200	3,983
Available-for-sale/held-for-trading financial assets	112	75	94
Derivatives	718	433	350
Other financial assets	1,258	918	796
Net debt	35,894	37,236	39,090

Investor Relations calendar.

Financial calendar

Dates[a]
May 15, 2008	Shareholders’ meeting of Deutsche Telekom AG, Cologne
August 7, 2008	Report on the first half of 2008, Deutsche Telekom
November 6, 2008	Report on the first three quarters of 2008, Deutsche Telekom

a	Dates not yet finalized.

Further dates are published on the Internet at www.telekom.com.

Glossary	78 | 79

Glossary.

A

All-IP.

Next generation network that guarantees the provision of real-time and non-real time multimedia services in heterogeneous environments.

C

Call center.

A company, or department of a company, that offers operator-supported voice services. A large number of operators handle inbound calls via a hotline and/or outbound calls as part of a direct marketing campaign.

D

Desktop Services.

Global Desktop Services involve a variety of support services, including the outsourcing of entire IT networks. In this context Deutsche Telekom offers a full portfolio of corporate IT services, from server infrastructure and PC workstations through to application management and call center services that provide user support.

DSL – Digital Subscriber Line.

In Deutsche Telekom’s service portfolio as:

•	ADSL (Asymmetrical Digital Subscriber Line) – Technology used to transmit data at fast rates via standard copper wire pairs in the local loop within a radius of approximately three kilometers.

•	ADSL2+ – Successor product to ADSL for a higher data rate.

•	VDSL (Very high bit rate Digital Subscriber Line) – New technology used to transmit exceptionally high data rates via a fiber-optic network.

G

GSM – Global System for Mobile Communications.

International standard in various frequency ranges for digital mobile communications.

H

HSDPA/HSUPA – High Speed Downlink/Uplink Packet Access.

Packet-based protocol that enhances data rates in UMTS networks and lifts transmission speeds into the megabit range for both the downlink and the uplink.

I

ICT.

Information and Communication Technology.

Interconnection.

Term used to denote the connections between networks run by various providers, as regulated by the German Telecommunications Act.

Internet/intranet.

The Internet is a worldwide Internet Protocol (IP)-based computer network that has no central network management. By contrast, intranets are managed IP networks that can be accessed only by specific user groups.

IP – Internet Protocol.

Non-proprietary transport protocol in layer 3 of the OSI reference model for inter-network communications.

IPTV – Internet Protocol Television

A system where a digital television service is delivered using the Internet Protocol.

ISDN – Integrated Services Digital Network.

Offered under the name of T-ISDN in Deutsche Telekom’s service portfolio. ISDN integrates telecommunications services such as telephone, fax and data communication in a single network. Contrary to the standard analog transmission system, ISDN digitizes the data, which improves transmission quality, enhances transmission speed, and enables packet-switched transmission.

ISP – Internet Service Provider.

An Internet service provider offers various technical services that are required to use or operate Internet services, usually in return for a fee.

K

kbit – Kilobit.

Unit of data transmission speed.

1,024 bit = 1 kbit; 1,024 kbit = 1 Mbit.

M

Mbit – Megabit.

Unit of data transmission speed. 1 Mbit = 1,024 kbit.

N

Naked DSL.

•	Naked DSL refers to DSL broadband access offered independently of the conventional fixed-network line.

O

Optical fiber.

Channel for optical data transmission.

P

Prepay.

In contrast to postpay contracts, prepay communication services are services for which credit has been purchased in advance with no fixed-term contract obligations.

PSTN – Public Switched Telephone Network.

Term generally used by the International Telecommunication Union for circuit-switched analog telephone networks that allow digital data to be transmitted via modem.

R

Resale.

Resale of products to competitors (see also Wholesale).

Roaming.

A feature of cellular mobile communications networks that ensures that activated mobile stations remain accessible, regardless of location, in all radio cells of the entire area served by the network. Roaming can also include similar networks run by different operators, as is the case with international roaming within the GSM system.

S

SIM card – Subscriber Identification Module.

Chip card that is inserted into a cell phone and which contains all the data of the subscriber.

SMS and MMS.

The Short Message Service (SMS) is a telecommunications service for the transmission of text messages. It was initially developed for GSM mobile communications and is now also available in the fixed network. The further development of SMS is the Multimedia Messaging Service (MMS) which allows the transmission of various media such as text, images, animations, video and audio clips in a single message. SMS, and MMS in particular, refer not only to the services, but also to the messages themselves.

U

UMTS – Universal Mobile Telecommunications System.

Third-generation international mobile communications standard that unites mobile multimedia and telematics services in various frequency spectra.

V

VDSL.

See DSL.

VoIP – Voice over Internet Protocol.

Technology used to make telephone calls via the Internet. Three methods are available: PC to PC, PC to fixed-network lines, and telephone calls via IP-based internal networks.

W

Wholesale.

The business of selling services to third parties who in turn sell them to their own end customers either directly or after further processing (see also Resale).

WLAN – Wireless Local Area Network.

Wireless networks for mobile Internet access. The network can also connect multiple computers to each other or to a central information system, a printer, or a scanner.

Disclaimer	80 | 81

Disclaimer.

This Report (particularly the chapter titled “Outlook”) contains forward-looking statements that reflect the current views of Deutsche Telekom management with respect to future events. They are generally identified by the words “expect,” “anticipate,” “believe,” “intend,” “estimate,” “aim,” “goal,” “plan,” “will,” “seek,” “outlook” or similar expressions and include generally any information that relates to expectations or targets for revenue, adjusted EBITDA or other performance measures. Forward-looking statements are based on current plans, estimates and projections. You should consider them with caution. Such statements are subject to risks and uncertainties, most of which are difficult to predict and are generally beyond Deutsche Telekom’s control, including those described in the sections “Forward-Looking Statements” and “Risk Factors” of the Company’s Form 20-F report filed with the U.S. Securities and Exchange Commission. Among the relevant factors are the progress of Deutsche Telekom’s workforce reduction initiative and the impact of other significant strategic or business initiatives, including acquisitions, dispositions and business combinations. In addition, regulatory rulings, stronger than expected competition, technological change, litigation and regulatory developments, among other factors, may have a material adverse effect on costs and revenue development. If these or other risks and uncertainties materialize, or if the assumptions underlying any of these statements prove incorrect, Deutsche Telekom’s actual results may be materially different from those expressed or implied by such statements. Deutsche Telekom can offer no assurance that its expectations or targets will be achieved. Without prejudice to existing obligations under capital market law, Deutsche Telekom does not assume any obligation to update forward-looking statements to take new information or future events into account or otherwise.

In addition to figures prepared in accordance with IFRS, Deutsche Telekom presents non-GAAP financial performance measures, e.g., EBITDA, EBITDA margin, adjusted EBITDA, adjusted EBITDA margin, adjusted EBIT, adjusted net profit, free cash flow, gross debt and net debt. These non-GAAP measures should be considered in addition to, but not as a substitute for, the information prepared in accordance with IFRS. Non-GAAP financial performance measures are not subject to IFRS or any other generally accepted accounting principles. Other companies may define these terms in different ways. For further information relevant to the interpretation of these terms, please refer to the chapter “Reconciliation of pro forma figures” of this Report, which is also posted on Deutsche Telekom’s Investor Relations Web site at www.telekom.com.

Contacts.

Deutsche Telekom AG

Unternehmenskommunikation

Postfach 20 00, D-53105 Bonn

Phone +49 (0) 228 181 49 49

Fax     +49 (0) 228 181 9 40 04

This Interim Group Report can be downloaded from the Investor Relations site on the Internet at:

www.telekom.com/investor-relations

For further information on products of Deutsche Telekom AG

www.telekom.de

Investor Relations, Bonn office

Phone +49 (0) 228 181 8 88 80

Fax     +49 (0) 228 181 8 88 99

E-mail: investor.relations@telekom.de

Investor Relations, New York office

Phone +1 212 424 2959

Phone +1 877 DT SHARE (toll-free)

Fax     +1 212 424 2977

E-mail: investor.relations@usa.telekom.de

The English version of the Interim Group Report for the first quarter of 2008 is a translation of the German version of the Interim Group Report. The German version of this Interim Group Report is legally binding.

This Interim Group Report is a publication of Deutsche Telekom AG, Investor Relations.

KNr. 642 200 138 – German

KNr. 642 200 139 – English

Printed on chlorine-free bleached paper using mineral oil-free inks.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DEUTSCHE TELEKOM AG

By:	/s/ Guido Kerkhoff
Name:	Guido Kerkhoff
Title:	Senior Executive Vice President
Chief Accounting Officer

Date: May 9, 2008